Form 10KSB, Exhibit 13
period 2000-12-31
FIRST COMMUNITY FINANCIAL CORP /NC/
filed 2001-03-30
CIK 1076657

First Community Financial Corporation
-------------------------------------




          Table of Contents

                                                                        Page Number
          Report to Shareholders......................................        1

          Management's Discussion and Analysis........................        3

          Report of Independent Accountants...........................       20

          Consolidated Financial Statements

               Consolidated Statements of Financial Condition.........       21

               Consolidated Statements of Operations..................       22

               Consolidated Statements of Comprehensive Income........       23

               Consolidated Statements of Shareholders' Equity........       24

               Consolidated Statements of Cash Flows..................       25

               Notes to Consolidated Financial Statements.............       26

          Corporate Information.......................................       44

This annual report to shareholders contains certain forward-looking statements consisting of estimates with respect to the financial condition, results of operations and other business of First Community Financial Corporation and its wholly owned subsidiary, Community Savings Bank, Inc., that are subject to various factors which could cause actual results to differ materially from those estimates. Factors which could influence the estimates include changes in national, regional and local market conditions, legislative and regulatory conditions, an adverse interest rate environment, and other factors.

Description of Business
-----------------------

      First Community Financial Corporation ("First Community" or "Parent"), was incorporated under the laws of the state of North Carolina for the purpose of becoming the bank holding company of Community Savings Bank, Inc., (the "Bank" or "Community Savings") in conjunction with the Bank's conversion from a state chartered mutual savings bank to a state chartered stock savings bank (the "Conversion"), pursuant to its Plan of Conversion. First Community was organized to acquire all of the common shares of Community Savings Bank upon its conversion to stock form. An initial public offering (the "Offering") of First Community's common stock closed on June 21, 1999, at which time First Community acquired all of the outstanding common stock of the Bank and commenced operations.

      In accordance with the plan of conversion, First Community issued 1,880,798 shares of common stock at $15.00 per share and received proceeds of $25 million, net of conversion and offering expenses. First Community transferred $11 million of the net proceeds to Community Savings for the purchase of all of the outstanding common stock of the Bank.

      First Community has no operations and conducts no business of its own other than owning the Bank, and lending funds to the Community Savings Bank, Inc. Employee Stock Ownership Plan (the "ESOP") which was formed in conjunction with the conversion. The principal business of the Bank is accepting deposits from the general public and using those deposits and other sources of funds to make extensions of credit in the form of commercial, consumer, construction, home equity lines of credit and real-estate loans. Community Savings Bank has a staff of 65 employees of which 55 are full time.

      First Community's principal sources of income are interest payments received from the ESOP with respect to the ESOP loan and dividends paid by the Bank to First Community, if any. Revenues of the Bank are derived primarily from interest on loans. In addition the Bank receives interest income from its investment securities and interest-bearing deposit balances. The major expenses of the Bank are interest on deposits and general and administrative expenses such as salaries, employee benefits, data processing expenses and occupancy and related expenses.

      Because First Community has no operations and conducts no business other than as described previously, the discussion contained in the following "Management's Discussion and Analysis" concerns primarily the business of the Bank. However, for ease of reading, and because the financial statements are presented on a consolidated basis, First Community and Community Savings are collectively referred to herein as the "Company" unless otherwise noted.

Management's Discussion and Analysis
------------------------------------

      Management's discussion and analysis is intended to assist readers in the understanding and evaluation of the financial condition and results of operations of First Community Financial Corporation and its wholly owned subsidiary, Community Savings Bank, Inc. It should be read in conjunction with the audited consolidated financial statements and accompanying notes included in this report and the supplemental financial data appearing throughout this discussion and analysis.

Results of Operations for the Twelve Month Periods Ended December 31, 2000 and 1999

      Net Income. Net income for the 12 months ended December 31, 2000 was $1,255,000, an increase of $788,000 or 168.6% over net income of $467,000 for the 12 months ended December 31, 1999. Recurring earnings for the twelve months ended December 31, 2000 were $1,451,000, a decrease of $6,000 over recurring earnings of $1,457,000 for the comparable period in 1999. Nonrecurring expenses for the 12 months of 2000 included a $297,000 expense for the immediate vesting of 25% of stock grants awarded at the Company's first annual meeting held June 27, 2000. Nonrecurring expenses for the twelve months ended December 31, 1999 included a one-time contribution to the Community Savings Charitable Foundation of $990,000 after income taxes.

      Interest Income. Interest and dividend income increased $3.4 million, or 24%, for the 12 months ended December 31, 2000 to $17.5 million compared to $14.1 million for the 12 months ended December 31, 1999. The increase in interest income can be principally attributed to a $33.5 million increase in average interest-earning assets from 1999 to 2000. Interest income was further enhanced by an increase in the average rate earned on all interest earning assets from 7.47% to 7.87%.

      Interest Expense. Interest expense increased 36.5% to $9.7 million for the 12 months ended December 31, 2000 compared to $7.1 million for the 12 months ended December 31,1999. There was an 84 basis point increase in the cost of interest-bearing liabilities reflecting the competitive deposit-gathering environment in the local market. The average balance of outstanding interest-bearing deposits increased 8.9% while the average balance of outstanding Federal Home Loan Bank borrowings increased 63.6%.

      Net Interest Income. Net interest income before the provision for loan losses of $7.8 million, for the 12 month period ended December 31, 2000, increased 11.2% or $782,000 compared to $7.0 million for the 12 month period ended December 31,1999. The primary cause of the positive growth in net interest income was a $9.7 million increase in net interest earning assets offset by a 21 basis point decrease in interest margin.

      The following tables set forth certain information regarding the yield on interest-earning assets and cost of interest-bearing liabilities and the components of changes in net interest income. The first table reflects the Bank's effective yield on earning assets and cost of funds. Changes in net interest income can be explained in terms of fluctuations in volume and rate. The second table provides information regarding changes in interest income and interest expense. For each category of interest-earning assets and interest bearing liabilities, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by prior period rate); (ii) changes in rate (changes in rate multiplied by prior period volume); and (iii) net change (the sum of the previous columns).

Net Interest Income
Dollars in thousands

                                              Year Ended December 31,      Year Ended December 31,        Year Ended December 31,
                                         ----------------------------------------------------------------------------------------
                                                      2000                          1999                           1998
                                         ---------------------------     -------------------------      -------------------------
                                         Average                         Average                        Average
                                         Balance    Interest   Yield     Balance   Interest  Yield      Balance  Interest   Yield
                                         ---------------------------     -------------------------      -------------------------
Assets:
Interest-earning assets:
   Interest bearing deposits             $   5,273   $   420    7.96%    $   4,869  $   330   6.77%     $   5,502  $   337  6.12%
   Federal funds sold                            0         0    0.00%            0        0   0.00%           150  $     8  5.59%
   Investment and mortgage-backed
     securities                              5,146     3,655    7.01%       46,342    2,865   6.18%        33,175    2,211  6.67%
   Loans receivable, net                   164,771    13,407    8.14%      137,441   10,903   7.93%       122.133    9,988  8.18%
                                         ----------------------------    -------------------------      -------------------------
        Total interest-earning assets      222,190    17,482    7.87%      188,652   14,097   7.47%       160,960   12.544  7.79%
                                         ----------------------------    -------------------------      -------------------------
   Non-interest-earning assets              10,818                          13,374                         10,114
                                         ---------                       ---------                      ---------
Total                                    $ 233,008                       $ 202,026                      $ 171,074
                                         ---------                       ---------                      ---------

Liabilities:
Interest-bearing liabilities:
   Certificates of deposit               $ 121,665     6,723    5.53%    $ 106,608    5,418   5.08%     $ 102,777    5,738  5.58%
   Savings                                  14,901       314    2.11%       17,697      378   2.14%        18,365      529  2.88%
   NOW accounts                             14,860       608    4.09%       14,860      331   2.23%        14,860      379  2.55%
   FHLB Borrowings                          29,708     2,082    7.01%       18,158      996   5.48%         5,458      321  5.87%
                                         ----------------------------    -------------------------      -------------------------
        Total interest-bearing
        liabilities                        181,134     9,726    5.37%      157,323    7,123   4.53%       141,461    6,967  4.92%
                                         ----------------------------    -------------------------      -------------------------
   Non-interest-bearing liabilities          7,398                           7,031                          6,330
   Retained Earnings                        45,580                          37,500                         23,284
                                         ---------                       ---------                      ---------
Total                                    $ 233,008                       $ 202,026                      $ 171,074
                                         ---------                       ---------                      ---------
   Net interest income and interest                  $ 7,756    2.50%               $ 6,974   2.94%                $ 5,577  2.87%
   rate spread                                       ---------------                --------------                 -------------

   Net interest-earning assets and
   interest marai                        $  41,056              3.49%    $  31,329            3.70%     $  19,499           3.46%
                                         ---------              ----     ---------            ----      ---------           ----

(1) Represents the difference between the average yieldon interest-earning assets and the average cost of interest-bearning liabilities.
(2) Represents the net interest income dividend by average interest-earning assets.

Rate Volume Analysis
Dollars in thousands

                                                   Year Ended December 31, 2000 vs 1999      Year Ended December 31, 1999 vs. 1998
                                                   ------------------------------------      ------------------------------------
                                                   Increase/(Decrease) Attributable to       Increase/(Decrease) Attributable to
                                                   ------------------------------------      ------------------------------------
                                                   Volume         Rate          Net          Volume         Rate            Net
                                                   ------------------------------------      ------------------------------------
Interest income on:
   Interest bearing deposits                       $     29       $  62       $    90       ($   41)        $   34       ($    7)
   Fed funds                                              0           0             0            (4)            (4)           (9)
   Investments                                          382         408           790           823           (170)          653
   Loans receivable                                   2,217         287         2,504         1,222           (305)          916
                                                   --------      ------       -------        ------        -------        ------
   Total interest-earning assets                      2,628         757         3,385         1,999           (446)        1,552
                                                   --------      ------       -------        ------        -------        ------
Interest expense on:
   Certificates of deposits                             806         498         1,304           208           (528)         (321)
   Savings                                              (59)         (5)          (64)          (19)          (132)         (151)
   NOW accounts                                         (30)        307           276             4            (52)          (48)
   FHLB borrowings                                      756         330         1,086           699            (23)          676
                                                   --------      ------       -------        ------        -------        ------
   Total interest-bearing liabilities                 1,473       1,130         2,603           893           (736)          156
                                                   --------      ------       -------        ------        -------        ------
Increase (decrease)in net interest income          $  1,155       ($373)      $   782        $1,106         $  290        $1,396
                                                   --------      ------       -------        ------        -------        ------

     Provision for Loan Losses. The provision for loan losses is the amount charged against earnings for the purpose of maintaining an adequate allowance for probable loan losses. Loan losses are, in turn, charged to this allowance rather than being reported as a direct expense. During the 12-month period ended December 31, 2000, a provision of $710,000 was added to the allowance for loan losses, increasing the period end balance to $2.4 million or 1.39% of outstanding loans. A provision of $560,000 was added to the allowance for loan losses for the 12-month period ending December 31, 1999. The amount of the allowance for loan losses is established based on management's estimates of the inherent risks associated with lending activities, past experience and present indicators such as delinquency rates and current market conditions. The increase to the allowance reflects the significant change in the loan portfolio composition, as commercial, construction and consumer loans have substantially increased.

     Management performs a four-step procedure in determining the appropriate level for the allowance for loan losses. First, at the end of each quarter, loan department personnel perform a review of the Bank's loan portfolio. Individual loans are assigned an internal classification designation of unclassified, substandard, doubtful, or loss based on historical performance and specific circumstances known to the Bank regarding the financial situation of the customer. Next, impaired loans are identified and a determination is made as to the necessity of creating a specific allowance. Any impairment allowance is based on the expected cash flows and the collateral available. There were five loans identified as impaired totaling $1.3 million at December 31, 2000. A specific impairment allowance was established in the amount of $450,000. Next, the substandard and doubtful classifications are analyzed and a risk percentage is determined considering each type of loan and the severity of any probable loss. All loans categorized as "loss" are fully reserved. The final procedure is to assign risk percentages to unclassified loans based on historical and industry information regarding probable, yet unidentifiable, losses inherent in the portfolio. Industry factors are adjusted to reflect Bank circumstances. Since First Community is entering new lines of business with little past experience to draw on in the areas of commercial, construction and consumer lending, an entry period of higher than industry norm loss is reflected in the risk percentages assigned these loan categories.

     In the opinion of management, the general allowance for loan losses of $1.9 million and the specific reserve of $450,000 at December 31, 2000 were adequate to cover probable losses.

     Non-interest Income. Non-interest income decreased $235,000 or 26.6% to $648,000 for the 12 month period ended December 31, 2000 compared to $882,000 for the 12 month period ended December 31, 1999. Non-interest income net of one-time gains on the sale of securities and fixed assets and financial statement reclassifications increased 4.45%. Continued emphasis will be placed on improving non-interest income revenue.

      Non-interest Expense. Non interest expense represents the overhead expenses of the Bank. Management monitors all categories of non-interest expense in an attempt to improve operating performance. Non-interest expense decreased 10.7% or $692 thousand to $5.8 million for the 12 months ended December 31, 2000, compared to $6.5 million for the 12 month period ended December 31,1999. The decrease in non-interest expense is due primarily to a $1.5 million non-recurring contribution to the Community Savings Charitable Foundation during 1999 offset by increases in expenses in 2000 for stock grants, and expenses associated with previously repossessed assets.

     Income Taxes. Income tax expense for the 12 month period ended December 31, 2000 was $632,000 compared to $331,000 for the 12 months ended December 31, 1999, an increase of $301,000 from the prior year. The gross increase was principally a result of the 136.5% increase in income before income taxes previously discussed. The effective tax rate decreased from 41.4% to 33.4% as a result of state income tax reductions.

Results of Operations for the Twelve Month Periods Ended December 31, 1999 and 1998

     Net Income. Net income for the 12 months ended December 31, 1999 was $467,000, an increase of $196,000 or 72.4% over net income for the 12 months ended December 31, 1998. Net income for the 12 month period ended December 31, 1998 was $271,000. Earnings for the 12-month period ended December 31, 1999 were significantly reduced by a $1.5 million non-recurring contribution to the Community savings Charitable Foundation at the time of the Company's initial public offering on June 21, 1999. Recurring earnings, calculated without the effect of the contribution to the Foundation, for the 12 months ended December 31, 1999 were $1.5 million.

     Interest Income. Interest and dividend income increased $1.6 million or 12.4% for the 12 months ended December 31, 1999 to $14.1 compared to $12.5 million for the 12 months ended December 31, 1998. The increase in interest income can be principally attributed to a $27.7 million increase in the average interest-earning assets from 1998 to 1999 which was only partially offset by a decrease in the average rate earned on all interest earning assets from 7.79% to 7.47%.

     Interest Expense. Interest expense increased 2.3% to $7.1 million for the 12 months ended December 31, 1999 compared to $7.0 million for the 12 months ended December 31,1998. There was a 40 basis point decrease in the cost of interest-bearing liabilities reflecting management's efforts to refine deposit-pricing schemes. However, this rate decrease was offset by a $16 million increase in the average balance outstanding of interest-bearing liabilities. FHLB borrowings increased to $32 million at December 31, 1999 from $5 million at December 31,1998.

     Net Interest Income. Net interest income before the provision for loan losses of $7.0 million, for the 12 month period ended December 31, 1999, increased 25% or $1.4 million compared to $5.6 million for the 12 month period ended December 31,1998. The primary cause of the positive growth in net interest income were a 12.4% increase in interest income which was only partially offset by a 2.3% increase in interest expense.

     Provision for Loan Losses. During the 12-month period ended December 31, 1999, a provision of $560,000 was added to the allowance for loan losses, increasing the period end balance to $1.8 million or 1.19% of outstanding loans. A provision of $550,000 was added to the allowance for loan losses for the 12-month period ending December 31, 1998. The amount of the allowance for loan losses is established based on management's estimates of the inherent risks associated with lending activities, past experience and present indicators such as delinquency rates and current market conditions. The increase to the allowance reflected a significant change in the loan portfolio composition, as commercial, construction and consumer loans have substantially increased. In the opinion of management, the general allowance for loan losses of $1.6 million and the specific reserve of $250,000 at December 31, 1999 were adequate to cover probable losses.

     Non-interest Income. Non-interest income increased $321,000 or 57.4% to $882,000 for the 12 month period ended December 31, 1999 compared to $561,000 for the 12 month period ended December 31, 1998. Although management was encouraged by the increase in non-interest income, continued emphasis was placed on improving non-interest income revenue. A wholly owned subsidiary of the Bank, Community Financial Services, Inc., a retail securities broker and financial advisor, was organized in December 1997, for the sole purpose of enhancing non-interest income. This newly formed subsidiary contributed $177,000 or 20% of the non-interest income during fiscal 1999.

     Non-interest Expenses. Non-interest expense represents the overhead expenses of the Bank. Management monitors all categories of non-interest expense in an attempt to improve operating performance. Non-interest expense increased 25.5% or $1.3 million to $6.5 million for the 12 months ended December 31, 1999 compared to $5.2 million for the 12 month period ended December 31,1998. The increase in non-interest expense was due primarily to a $1.5 million non-recurring contribution to the Community Savings Charitable Foundation.

     Income Taxes. Income tax expense for the 12 month period ended December 31,1999 was $331,000 compared to $138,000 for the 12 months ended December 31, 1998, an increase of $193,000 from the prior year. The increase was principally a result of the 95% increase in income before income taxes as previously discussed above.

Financial Condition

     First Company's financial condition is measured in terms of its asset and liability composition, asset quality, capital resources and liquidity. Total assets decreased 11.2% to $204.7 million at December 31, 2000, compared to $230.7 million at December 31, 1999. The decrease in assets was primarily due to the elimination of a $25 million leveraged securities transaction that enabled the repayment of all outstanding borrowings.

     Loans held for investment, net of reserves, increased 10.2% at December 31, 2000 to $166.2 million from the December 31, 1999 balance of $150.5 million. At December 31, 2000, approximately 58.3% of the Bank' gross loan portfolio consisted of loans secured by 1-4 family residential properties. At December 31, 1998, 75% of gross loans were secured by 1-4 family residential properties. Loan production continued to emphasize commercial and consumer credits in an effort to diversify the loan portfolio and reduce the reliance on 1-4 single-family residential loans. Commercial loans have increased 25.9% or $8.4 million since December 31, 1999 and the construction loan portfolio has increased 44.1% or $6.8 million since December 31, 1999.

     Securities investments, including mortgage-backed securities, represent the second largest component of earning assets. Securities decreased 67.6% at December 31, 2000 to $20.7 million compared to the December 31, 1999 balance of $63.7 million. The decrease in securities is attributable to the elimination of the $25 million leveraged securities transaction previously referenced and the redeployment of $18 million of securities proceeds into the loan portfolio, fixed assets and the repayment of outstanding debt.

     Deposits increased to $157.3 million at December 31, 2000 from $147.5 million at December 31, 1999, an increase of 6.6%. Local deposit competition is very strong.

     Borrowed funds, collateralized through an agreement with the Federal Home Loan Bank, were paid off in full during the month of December 2000.

Asset Quality

     First Community's non-performing assets (loans 90 days or more delinquent and foreclosed real estate and repossessed assets) were $2.4 million, or 1.16% of total assets, at December 31, 2000, compared to $1.4 million, or 0.58% of total assets, at December 31, 1999. During 2000 a specific impairment allowance was established in the amount of $450,000. Loans charged-off against the allowance for loan losses, net of recoveries on previously charged off loans for the 12-month period ended December 31, totaled $196,000 or .12% of average loans outstanding.

Capital

     Shareholders' equity at December 31, 2000 was $43.4 million, a decrease of $3.9 million or 8.1% from $47.3 million at December 31, 1999. The decrease in capital was the result of repurchasing 272,715 shares of common stock at an average price of $18.06 per share. Included in shareholders' equity at December 31, 2000 was $254,000, net of tax, of accumulated other comprehensive loss related to unrealized losses on securities available for sale compared to $1.4 million of accumulated other comprehensive loss related to unrealized losses one year earlier. Also included in shareholders' equity at December 31, 2000 was $2.0 million of unearned common stock for the Bank's ESOP, representing 135,187 shares of common stock and $850,000 of deferred MRP stock awards.

     FDIC regulations require banks to maintain certain minimum capital adequacy ratios, leverage ratios and risk-based capital ratios. Banks supervised by the FDIC must maintain a minimum leverage ratio of core (Tier I) capital to average adjusted assets ranging from 3% to 5%. At December 31, 2000, the Bank' ratio of Tier I capital to average assets was 14.6%. The FDIC's risk-based capital guidelines require banks to maintain risk-based capital to risk-weighted assets of at least 8%. Risk-based capital for the Bank is defined as Tier I capital and the reserve for loan losses. At December 31, 2000, the Bank had a ratio of qualifying total capital to net risk-weighted assets of 26.2%.

     The Company is also subject to capital adequacy guidelines of the Board of Governors of the Federal Reserve (the "Federal Reserve Board"). Capital requirements of the Federal Reserve Board are similar to those of the FDIC. First Community significantly exceeds regulatory capital requirements. Management anticipates that the Company will continue to exceed capital adequacy requirements without altering current operations or strategies.

Liquidity

     First Community's policy is to maintain adequate liquidity to meet continuing loan demand and withdrawal requirements while paying normal operating expenses and satisfying regulatory liquidity guidelines. Maturing securities, principal repayments of loans and securities, deposits, income from operations and borrowings are the main sources of liquidity. Short-term investments (overnight investments with the Federal Home Loan Bank and federal funds sold) and short-term borrowings (Federal Home Loan Bank advances, repurchase agreements and federal funds purchased) are the primary cash management liquidity tools. The investment portfolio provides secondary liquidity.

     At December 31, 2000, the estimated market value of liquid assets (cash, cash equivalents, and marketable securities) was approximately $70.3 million, representing 16.6% of deposits and borrowed funds. As First Community continues to grow its loan portfolio, liquidity will continue to be leveraged.

     The primary uses of liquidity are to fund loans, provide for deposit fluctuations and invest in other non-loan earning assets when excess liquidity is available. At December 31, 2000, outstanding off-balance sheet commitments to extend credit in the form of loan originations totaled $10.9 million. Outstanding undrawn lines of credit totaled $16.5 million. Management considers current liquidity levels adequate to meet First Community's cash flow requirements.

Market Risk

     Market risk reflects the risk of economic loss resulting from changes in market prices and interest rates. The risk of loss can be reflected in diminished current market values and/or reduced potential net interest income in future periods. The Bank's market risk arises primarily from interest rate risk inherent in its lending and deposit taking activities. The Bank does not maintain a trading account for any class of financial instruments, nor does it engage in hedging activities or purchase high-risk derivative instruments. Furthermore, the Bank is not subject to foreign currency exchange risk or commodity price risk.

     Management measures the Bank's interest rate risk by computing estimated changes in net interest income ("NII") and net portfolio value ("NPV") of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. The Bank's exposure to interest rate risk is reviewed on a quarterly basis by senior management and the Board of Directors. Exposure to interest rate risk is measured with the use of interest rate sensitivity analysis to determine the expected changes in NPV and NII in the event of hypothetical changes in interest rates, while interest rate sensitivity gap analysis is used to determine repricing characteristics of the Bank's assets and liabilities. If estimated changes to NPV and NII are not within the limits established by the Board, the Board may direct management to adjust the Bank's asset and liability mix to bring interest rate risk within Board approved limits.

     NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of sudden and sustained 1% to 3% increases and decreases in market interest rates. The Bank's Board of Directors has adopted an interest rate risk policy that establishes maximum decreases in NPV and NII in the event of sudden and sustained 1% to 3% increases and decreases in market interest rates. The two tables below present the Bank's projected change in NII and NPV for various rate shock levels at December 31, 2000.

---------------------------------------------------------------------------------------------
     Change in                                    Net Interest Income
   Interest Rates                                (Dollars in thousands)
   In Basis Points                                                                Board
     (Rate Shock)             Amount         $   Change        % Change           Limit
   --------------------------------------------------------------------------------------
                                            (In Thousands)
      Up 300                 $ 7,824           $276               3.66%            -5%
      Up 200                 $ 7,943           $395               5.23%            -5%
      Up 100                 $ 7,757           $209               2.77%            -5%
      Base                   $ 7,548           $  0               0.00%             0%
      Down 100               $ 7,317          ($231)             -3.06%            -5%
      Down 200               $ 7,056          ($492)             -6.52%           -10%
      Down 300               $ 6,773          ($775)            -10.27%           -15%
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
     Change in                                           Net Portfolio Value
   Interest Rates                                           (In thousands)
   In Basis Points                                                                    Board
     (Rate Shock)             Amount              $  Change             % Change      Limit
   ------------------------------------------------------------------------------------------
     Up 300                  $ 39,980              ($2,571)              -6.04%       -15%

     Up 200                  $ 41,206              ($1,345)              -3.16%       -15%

     Up 100                  $ 41,903                ($648)              -1.52%       -15%

     Base                    $ 42,551               $    0               0.00%        -15%

     Down 100                $ 43,270               $  719               1.69%        -15%

     Down 200                $ 44,076               $1,525               3.58%        -15%

     Down 300                $ 45,014               $2,463               5.79%        -15%
---------------------------------------------------------------------------------------------

     The tables above indicate that at December 31, 2000, in the event of sudden and sustained increases in market interest rates, the Bank's estimated NII would be expected to increase. In the event of sudden and sustained increases in interest rates, the Bank's NPV would be expected to decrease. In the event of sudden and sustained decreases in market interest rates, the Bank's NII would be expected to decrease. At December 31, 2000, the Bank's estimated changes in NPV and NII were within the targets established by the Board of Directors.

     Certain shortcomings are inherent in the method of analysis presented in the above tables. For example, although certain assets and liabilities may have similar maturities to repricing, they may react in differing degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market interest rates. Certain assets such as adjustable-rate loans have features that restrict changes in interest rates on a short-term basis and over the life of the asset. In addition, the proportion of adjustable-rate loans in the Bank's portfolio could decrease in future periods if market interest rates remain at or decrease below current levels due to refinance activity. Further, in the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate from those assumed in the tables. Also, the ability of many borrowers to repay their adjustable-rate debt may decrease in the event of a significant increase in interest rates.

     In addition, the Bank uses interest rate sensitivity gap analysis to monitor the relationship between the maturity and repricing of its interest-earning assets and interest-bearing liabilities, while maintaining an acceptable interest rate spread. Interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap generally would adversely affect net interest income, while a positive gap would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap generally would result in an increase in net interest income, while a positive gap would negatively affect net interest income. The Bank's goal is to maintain a reasonable balance between exposure to interest rate fluctuations and earnings. At December 31, 2000 the Bank had a one-year positive cumulative gap to average total assets of 6.77%.

     The table presented below identifies selected financial data for the periods ended December 31, 2000, 1999, 1998, 1997 and 1996.

                                                                                      As of December 31,
                                                      ---------------------------------------------------------------------------
                                                                2000         1999            1998           1997          1996
                                                      ---------------------------------------------------------------------------
                                                                                    (Dollars in thousands)
Selected Financial Condition Data:
Total assets.......................................         $  204,705    $  230,741      $  172,936    $  167,817    $  156,751
Loans receivable, net..............................
     Held for sale.................................                 --           212              --           287         2,256
     Held for investment...........................            166,180       150,530         127,230       114,546        85,871
Investments
     Available for sale............................             11,924        24,623          16,477         9,082         6,991
     Held to maturity..............................                 --            --              --        13,397        25,403
  Mortgage-backed securities
     Available for sale............................              8,728        39,126          14,628         9,497        12,486
     Held to maturity..............................                 --            --              --         8,650        11,314
Federal funds sold.................................                  0             0               0           300           350
Deposits...........................................            157,322       147,540         140,417       134,697       122,524
Advances from FHLB.................................                  0        32,000           5,000         6,700         9,000
Equity.............................................             43,438        47,268          23,157        22,837        22,167
Selected Operating Data:
Total interest and dividend income.................         $   17,482    $   14,097      $   12,544    $   11,583    $   10,620
Total interest expense.............................              9,726         7,123           6,967         6,740         6,380
Net interest income................................              7,756         6,974           5,577         4,843         4,240
Provision for loan losses..........................                710           560             550           360            60
Net interest income after provision for
     loan loss.....................................              7,046         6,414           5,027         4,483         4,180
Non-interest income................................                648           882             561           365           357
Non-interest expense...............................              5,806         6,498           5,179         3,879         3,937
Income before income taxes, extra-
        ordinary credit, and
        cummulative effect of
        accounting change..........................              1,887           798             409           969           600
Income tax expense.................................                632           331             138           379           201
Net income.........................................              1,255           467             271           590           399
Per share data,
Earnings per share, basic..........................         $     0.78    $     0.33/1/
Earnings per share, diluted........................         $     0.78    $     0.33/1/
Weighted average share outstanding, basic..........          1,615,234     1,732,578/1/
Weighted average share outstanding, diluted........          1,616,640     1,732,578/1/
Selected Other Data:
Return on average assets...........................               0.54%         0.23%           0.27%         0.36%         0.26%
Return on average equity...........................               2.75%         1.25%           2.01%         2.60%         1.82%
Average equity to average assets...................              19.56%        18.56%          13.61%        13.94%        14.26%
Net interest margin................................               3.49%         3.70%           3.46%         3.14%         2.87%

 /1/ Calculated from the June 21, 1999, the date of the Company's public offering.

     The following table sets forth-certain information regarding First Community's investment and mortgage-backed securities portfolio at the dates indicated.

Book value of securities
Dollars in thousands                                                                         December 31,
                                                                             ------------------------------------------
                                                                                2000             1999            1998
                                                                             ---------        ---------        --------
Debt securities

   US Government and Agency Obligations:
   US Treasury securities - AFS/2/                                           $      --        $      --        $   1,536
   Federal Agency securities - AFS/2/                                            9,381           18,708           12,328
                                                                             ---------        ---------        ---------
     Total U.S. Government Agency                                                9,381           18,708           13,864
                                                                             ---------        ---------        ---------

   Corporate securities - AFS/2/                                                    --            3,498               --
   Municipal securities - AFS/2/                                                 2,543            2,417            2,599
                                                                             ---------        ---------        ---------
     Total Municipal and Corporate Securities                                    2,543            5,915            2,599
                                                                             ---------        ---------        ---------

   Other Equity Securities - HTM/1/
   Other Equity Securities - AFS/2/                                              1,925            1,614               14
                                                                             ---------        ---------        ---------
     Total Other Equity Securities                                               1,925            1,614               14
                                                                             ---------        ---------        ---------


Mortgage-backed securities

   GNMA - AFS/2/                                                                    --               --            1,221
   FNMA - AFS/2/                                                                 2,381            2,382            1,234
   FHLMC - AFS/2/                                                                2,217            2,217            3,320
   REMIC's - AFS/2/                                                              4,129           34,276            8,853
                                                                             ---------        ---------        ---------
     Total mortgage-backed securities                                            8,727           38,875           14,628
                                                                             ---------        ---------        ---------

Total debt and equity securities                                             $  22,576        $  65,112        $  31,105
                                                                             =========        =========        =========

/1/  Classified as held to maturity
/2/  classified as available for sale

      The following table sets forth certain information regarding the carrying value, weighted average yields and contractual maturities of First Community investment and mortgage-backed securities portfolio as of December 31, 2000. These amounts are stated at Fair Market Value and yields are calculated using the weighted average cost of the securities. All securities are classified as available for sale.

Investment maturities and weighted-
Dollars in thousands                                                         At December 31, 2000
                                        --------------------------------------------------------------------------------------------
                                         One year or less  One to five years   Five to ten years  After ten years        Total
                                        ------------------ ------------------  -----------------  ----------------  ----------------
                                                Weighted            Weighted           Weighted           Weighted          Weighted
                                        Amount  Avg. Yld.   Amount  Avg. Yld.  Amount  Avg. Yld.  Amount  Avg. Yld  Amount  Avg. Yld
                                        ------  ----------  ------  ---------  ------  ---------  ------  --------  ------  --------
Debt securities - Available for sale
  US Treasury Notes - AFS

  Federal Agencies - AFS                $3,361    6.28%                        $  988     6.60%    $5,032   7.68%   $ 9,381   7.24%
                                       -------    ----      ------  ---------  ------     ----     ------   ----    -------   ----
       Total Debt securities             3,361    6.28%                           988     6.60%     5,032   7.68%     9,381   7.24%
                                       -------    ----      ------  ---------  ------     ----     ------   ----    -------   ----

  Mortgage backed securities - AFS
    FHLMC participation certificates                        $2,217     6.22%                                        $ 2,217   6.22%
    FNMA participation certificates                                                                 2,381   5.93%     2,381
    FNMA REMIC's
                                       -------    ----      ------  ---------  ------     ----     ------   ----    -------   ----
    FHLMC REMIC's                                            1,501     6.87%      678     5.99%     1,950   6.28%     4,129   6.44%
                                       -------    ----      ------  ---------  ------     ----     ------   ----    -------   ----
       Total MBS                                             3,718     6.48%      678     5.99%     4,331   6.09%     8,727   4.63%

  Municipal Securities - AFS                                                    2,017     6.61%       526   7.09%     2,543   6.77%
  Corporate Securities - AFS
                                       -------    ----      ------  ---------  ------     ----     ------   ----    -------   ----

Total debt securities                   $3,361    6.28%     $3,718     6.48%   $3,683     6.49%    $9,889   6.95%    $20,651  6.08%
                                       =======              ======             ======              ======            =======

     The following table sets forth the composition of the Company's loan portfolio by type of loan at the dates indicated.

Composition of the loan portfolio
Dollars in thousands                                                            December 31,
                                                    -------------------------------------------------------------
                                                      2000         1999         1998         1997         1996
                                                    ---------    ---------    ---------    ---------    ---------
                                                     Amount       Amount       Amount       Amount       Amount
                                                    ---------    ---------    ---------    ---------    ---------
Mortgage                                            $  90,413    $  93,941    $  90,834    $  97,581    $  84,652
Home equity                                             7,682        5,647        4,671        4,778        4,131
Construction                                           22,183       15,393        9,291        5,871        1,058
Commercial, financial, agricultural                    40,883       32,478       18,029        6,120          400
Consumer                                                7,590        6,234        4,387        1,686          333
Held for sale                                               0          212            0          287        2,256
                                                    ---------    ---------    ---------    ---------    ---------
   Total gross loans                                  168,751      153,905      127,212      116,323       92,830

Less:
   Unearned fees and discounts                            624          588          448          439          363
   Loans in Process                                      (406)         735       (1,798)         270        3,848
   Allowance for loan loss                              2,353        1,839        1,332          781          492
                                                    ---------    ---------    ---------    ---------    ---------
Net loans receivable                                $ 166,180    $ 150,743    $ 127,230    $ 114,833    $  88,127
                                                    =========    =========    =========    =========    =========

     The following table sets forth the time to contractual maturity or repricing of First Company's loan portfolio at December 31, 2000. Loans which have adjustable rates are shown as being due in the period during which rates are next subject to change, while fixed rate loans are shown as due in the period of contractual maturity. Demand loans, loans having no stated maturity and overdraft loans are reported as due in one year or less. The table does not include prepayments or scheduled principal repayments.

                                                               Maturity or Repricing as of December 31, 1999
                                                    ------------------------------------------------------------------
                                                                           (Dollars in thousands)
                                                     One year    One to Three   Three to Five  Over Five       Total
                                                    ----------   ------------   -------------  ---------     ---------
Mortgage                                            $   87,539     $   1,057      $     603    $   1,214    $   90,413
Home Equity                                              7,682                                                   7,682
Construction loans                                      22,183                                                  22,183
Commercial, financial
   and agricultural                                     12,687        11,434          6,731       10,031        40,883
Consumer                                                 2,683         2,909          1,163          835         7,590
Less: Allowance for
   loan losses and                                      (2,353)                                                 (2,353)
   Loans in process                                        406                                                     406
   unearned fees and
     discounts                                            (624)                                                   (624)
                                                    ----------     ---------      ---------    ---------    ----------

                                                    $  130,203     $  15,400      $   8,497    $  12,080    $  166,180
                                                    ==========     =========      =========    =========    ==========

      The following table sets forth information with respect to non-performing assets identified by First Community, including accruing loans 90 days past due, non-accruing loans and real estate owned at the dates indicated.

Nonperforming assets
Dollars in thousands                                                            December 31,
                                                    -------------------------------------------------------------
                                                      2000         1999         1998         1997         1996
                                                    ---------    ---------    ---------    ---------    ---------
                                                     Amount       Amount       Amount       Amount       Amount
                                                    ---------    ---------    ---------    ---------    ---------
                                                                            (In thousands)
Loans 90 days past due and
   still accruing - Mortgage                        $     403    $     142    $     131    $     241    $     217
Loans 90 days past due and
   still accruing - Consumer                               66           11           26
Loans 90 days past due and
   still accruing - Commercial                                           3
Nonaccrual loans                                        1,249        1,176
Repossessed Assets                                          0            0            7
Real estate owned                                         658            0           84
                                                    ---------    ---------    ---------    ---------    ---------
     Total nonperforming assets                     $   2,376    $   1,332    $     248    $     241    $     217
                                                    =========    =========    =========    =========    =========
Nonperforming loans, net oreo
   and repos to total loans                              1.02%        0.87%        0.12%        0.21%        0.23%
Nonperforming assets to total loans                      1.16%        0.58%        0.14%        0.14%        0.14%
Total assets                                        $ 204,738    $ 230,741    $ 172,936    $ 167,817    $ 156,751
Total loans, before net items                       $ 168,751    $ 153,905    $ 127,212    $ 116,323    $  92,830

      The following table describes the activity related to the Company's allowance for loan losses for the periods indicated.

                                                                                December 31,
                                                    -------------------------------------------------------------
                                                      2000         1999         1998         1997         1996
                                                    ---------    ---------    ---------    ---------    ---------
                                                                            (In thousands)
Beginning balance                                   $   1,839    $   1,331    $     781    $     492    $     431
Provision for loan loss                                   710          560          550          360           60
Charge-offs - mortgage                                    226           52                        71
Recoveries - mortgage                                     (30)
Recoveries - consumer                                                                                          (1)
                                                    ---------    ---------    ---------    ---------    ---------
     Net charge-offs                                      196           52                        71           (1)
                                                    ---------    ---------    ---------    ---------    ---------
Balance, end of period                              $   2,353    $   1,839    $   1,331    $     781    $     492
                                                    =========    =========    =========    =========    =========
Ratio of net charge-offs to average
   loans outstanding                                     0.12%        0.04%         0.0%        0.07%        0.00%
Ratio of allowance to total loans
   outstanding at end of period                          1.39%        1.19%        1.05%        0.67%        0.53%
Ratio of allowance to total
   nonperforming assets
   at end of period                                     99.03%      138.06%      536.69%      324.07%      226.73%
Total loans                                         $ 168,751    $ 153,905    $ 127,212    $ 116,323    $  92,830
Average loans                                       $ 164,771    $ 139,839    $ 123,464    $ 102,607    $  82,942
Non-performing assets                               $   2,376    $   1,332    $     248    $     241    $     217

      The following table sets forth the composition of the allowance for loan losses by type of loan at the dates indicated. The allowance is allocated to specific categories of loans for statistical purposes only, and may be applied to loan losses incurred in any loan category.

RESERVE ALLOCATION BY CATEGORY

                                                                                December 31,
                                            ----------------------------------------------------------------------------------
                                                     2000                          1999                       1998
                                            -----------------------      ------------------------   --------------------------
                                                                              (In thousands)

                                                           % of                         % of                        % of
                                            Amount of    loans to        Amount of     loans to     Amount of       loans to
                                            Allowance   gross loans      Allowance    gross loans   Allowance      gross loans
                                            ---------   -----------      ---------    -----------   ---------      -----------
Mortgage                                    $    450       53.58%        $    432       61.04%       $   452         71.40%

Home equity line of credit                        28        4.55%              20        3.67%           136          3.67%

Construction                                     350       13.15%             330       10.00%           170          7.30%

Commercial, financial, agricultural            1,335       24.23%             891       21.10%           283         14.17%

Consumer                                         190        4.50%             166        4.05%            90          3.45%

Held-for-sale                                      0        0.00%               0        0.00%             0          0.00%
                                            --------    --------         --------     -------        -------       -------
Total                                       $  2,353      100.00%        $  1,839      100.00%       $ 1,131        100.00%
                                            ========    ========         ========     =======        =======       =======

                                            -----------------------------------------------------
                                                       1997                        1996
                                            --------------------------    -----------------------

                                                              % of                      % of
                                            Amount of       loans to      Amount of    loans to
                                            Allowance      gross loans    Allowance   gross loans
                                            ---------      -----------    ---------   -----------
Mortgage                                      $   578        83.89%          $  378      91.19%

Home equity line of credit                         39         4.10%              25       4.45%

Construction                                       62         5.05%              15       1.14%

Commercial, financial, agricultural                78         5.26%              49       0.43%

Consumer                                           24         1.45%              25       0.36%

Held-for-sale                                       0         0.25%               0       2.43%
                                              --------      ------           ------     ------
Total                                         $   781       100.00%          $  492     100.00%
                                              =======       ======           ======     ======

The following table sets forth certain information regarding First Community's deposits at the dates indicated.

                                                                               December 31,
                                        --------------------------------------------------------------------------------------------
                                                         2000                                               1999
                                        -------------------------------------------    ---------------------------------------------
                                         Minimum                Percent    Weighted     Minimum                  Percent   Weighted
                                         Deposit                   of      Average      Deposit                     of     Average
                                         Required     Balance   Deposits     Rate       Required      Balance    Deposits    Rate
                                        ---------     -------   --------   --------    ---------      -------    --------  --------
Demand Accounts:
   Non-interest bearing                  $      1     $  2,482     1.68%                $      1      $  2,585     1.75%
   NOW Accounts                          $    100        8,757     5.94%    1.01%       $    100        14,247     9.66%    1.01%
   Money market demand accounts          $    100        5,068     3.44%    2.80%
   Statement savings                     $    100       14,952    10.13%    1.98        $    100        15,612    10.58%    1.98%
                                                      --------   ------                               --------   ------
             Total demand deposits                      31,259    19.87%                                32,444    21.99%
                                                      --------   ------                               --------   ------

Time Deposits:
   Certificate accounts with original
     maturities of:
         3 months or less                $    500          503     0.34%                $    500         6,927     4.69%
         6 months                        $    500        7,168     4.86%                $    500         6,046     4.10%
         7 months                        $ 10,000       15,138    10.26%                $ 10,000         6,172     4.18%
         9 months                        $    500        5,551     3.76%                $    500        18,666    12.65%
        10 months                        $ 10,000           17     0.01%                $ 10,000         5,518
        11 months                        $ 10,000       36,988    25.07%                $ 10,000         4,309
        12 months                        $    500       11,189     7.58%                $    500        10,448     7.08%
        13 months                        $ 10,000       17,514    11.87%                $ 10,000        22,228
        18 months - IRA                  $    100       14,025     9.51%                $    100        12,468     8.45%
        18 months                        $    500        4,215     2.86%                $    500         7,458     5.06%
        24 months                        $    500        6,004     4.07%                $    500         6,801     4.61%
        30 months                        $    500        4,264     2.89%                $    500         3,955     2.68%
        36 months                        $    500        1,701     1.15%                $    500         2,047     1.39%
        48 months                        $    500          383     0.26%                $    500           368     0.25%
        60 months and over               $    500        1,403     0.95%                $    500         1,686     1.14%
                                                      --------   ------                               --------   ------
             Total time deposits                       126,063    80.13%    6.19%                      115,096    78.01%    5.17%
                                                      --------   ------                               --------   ------
             Total deposits                           $157,322   100.00%                              $147,540   100.00%
                                                      ========   ======                               ========   ======

                                              ----------------------------------
                                                             1998
                                              ----------------------------------
                                               Minimum                  Percent
                                               Deposit                     of
                                               Required     Balance     Deposits
                                              ----------   ---------   ----------
Demand Accounts:
   Non-interest bearing                        $      1   $   1,536       1.09%
   NOW Accounts                                $    100      14,970      10.66%
   Money market demand accounts
   Statement savings                           $    100      18,119      12.90%
                                                          ---------     ------
             Total demand deposits                           34,625      24.66%
                                                          ---------     ------

Time Deposits:
   Certificate accounts with original
     maturities of:
         3 months or less                      $    500         225       0.16%
         6 months                              $    500       7,598       5.41%
         7 months                              $ 10,000       7,069       5.03%
         9 months                              $    500      33,417      23.80%
        10 months
        11 months
        12 months                              $    500      20,288      14.45%
        13 months
        18 months - IRA                        $    100      15,219      10.84%
        18 months                              $    500       9,950       7.09%
        24 months                              $    500       3,908       2.78%
        30 months                              $    500       3,109       2.21%
        36 months                              $    500       2,401       1.71%
        48 months                              $    500         581       0.41%
        60 months and over                     $    500       2,031       1.45%
                                                          ---------     ------
             Total time deposits                            105,791      75.34
                                                          ---------     ------
             Total deposits                               $ 140,416     100.00%
                                                          =========     ======

     The following table presents the maturities of all certificates of deposit as of December 31, 2000:

     Maturities of time deposits                      December 31, 2000

     One year or less                                         113,194
     1 - 3 years                                               12,483
     After 3 years                                                386
                                                          -----------
        Total                                             $   126,063
                                                          ===========

     Based upon historical experience, the Company expects that a substantial percentage of its time deposits coming due within twelve months after December 31, 2000 will be renewed.

     As of December 31, 2000, the aggregate amount of outstanding certificates of deposit in amounts greater than or equal to 100,000 was 23.5 million, representing 18.7% of all certificates of deposit on such date. Some of these deposits were deposits of state and local governments that are subject to rebidding from time to time and to collateral requirements. The following table presents the maturity of these time certificates of deposit at such date.

     Maturities of CD's of 100,000 or more            December 31, 2000

     3 Months or less                                     $     5,397
     Over 3 months through 12 months                           16,096
     Over 12 months                                             2,016
                                                          -----------
        Total                                             $    23,509
                                                          ===========


     Borrowings. The Company's principal source of long-term borrowings is advances from the Federal Home Loan Bank of Atlanta. The Federal Home Loan Bank system functions in a reserve credit capacity for financial institutions. As a member, the Bank is required to own capital stock in the Federal Home Loan Bank of Atlanta and is authorized to apply for advances from the Federal Home Loan Bank of Atlanta on the security of that stock and a floating lien on certain of its real estate secured loans and other assets. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the Federal Home Loan Bank of Atlanta's assessment of the institution's creditworthiness. The table below presents the amounts of borrowed money owed by the Company as of the dates indicated, along with the weighted average interest rates payable on such borrowings and the maturity dates of the indebtedness. All borrowings were obtained from the Federal Home Loan Bank of Atlanta and all were repayable in full within two years.

                                                             At or for the Year Ended December 31,
                                                          ------------------------------------------
                                                            2000            1999              1998
                                                          --------        --------          --------
                                                                   (Dollars In Thousands)
Federal Home Loan Bank Advances:
   Average balance outstanding (monthly)                  $ 29,708        $ 18,158          $  5,458
   Maximum amount outstanding at any
     month-end during the period                          $ 37,500        $ 36,000          $  6,700

Balance outstanding at end of period                             0        $ 32,000          $  5,000

Weighted average interest rate during the period              7.01%           5.48%             5.87%

Weighted average interest rate at end of period               0.00%           5.48%             5.66%

     Dividend and Repurchase Limitations. In connection with the Bank's conversion to a stock institution, First Community agreed to give prior notice to the FDIC if within three years after completion of the conversion it intended to pay any dividend or make any distribution to its stockholders which represents, is characterized as, or is treated for federal tax purposes, as a return of capital. In addition, First Community must obtain Federal Reserve approval in order to use more than 10% of its net worth to make stock repurchases during any 12 month period unless First Community (i) both before and after the redemption satisfies capital requirements for "well capitalized" state member banks; (ii) received a one or two rating in its last examination; and (iii) is not the subject of any unresolved supervisory issues. The payment of dividends and repurchase of stock by First Community are subject to the requirements and limitations of North Carolina corporate law, In addition, First Community must give the FDIC prior written notice before repurchasing shares within three years after completion of the conversion. The ability of First Community to pay dividends and repurchase shares may be dependent upon the First Community's receipt of dividends from the Bank. The Bank's ability to pay dividends is limited.

     The bank paid 282,120 in dividends during 2000 to the holding company.

Report of Independent Accountants
---------------------------------



The Board of Directors
First Community Financial Corporation
Burlington, North Carolina



In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of operations, of comprehensive income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of First Community Financial Corporation and its subsidiary at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP

February 2, 2001

First Community Financial Corporation
Consolidated Statements of Financial Condition
December 31, 2000 and 1999
----------------------------------------------------------------------------------------------------------------------------

Assets                                                                        2000                    1999
                                                                         -------------           --------------
Cash and due from banks                                                  $   2,273,654           $    3,296,608
Interest-bearing deposits in financial institutions                          3,105,373                3,286,342
Investment securities, available for sale                                   11,924,010               24,623,293
Mortgage-backed securities, available for sale                               8,728,249               39,126,193
Loans receivable held for sale                                                      --                  212,940
Loans receivable held for investment, net                                  166,180,063              150,529,675
Federal Home Loan Bank of Atlanta stock                                      1,925,000                1,600,000
Premises and equipment, net                                                  4,354,526                2,482,541
Deferred income taxes                                                        2,429,361                2,792,064
Other assets                                                                 3,785,032                2,791,144
                                                                         -------------           --------------
        Total assets                                                     $ 204,705,268           $  230,740,800
                                                                         =============           ==============
Liabilities and Shareholders' Equity

Deposits:
   Noninterest-bearing demand                                            $   2,481,901           $    2,584,892
   Interest-bearing demand                                                  13,824,929               14,247,380
   Savings                                                                  14,951,949               15,611,644
   Certificates of deposit, 100,000 and over                                23,508,616               21,917,911
   Other time deposits                                                     102,554,494               93,178,095
                                                                         -------------           --------------
        Total deposits                                                     157,321,889              147,539,922
                                                                         -------------           --------------
Borrowed money                                                                      --               32,000,000
Advance payments by borrowers for property taxes and insurance                 130,856                  224,433
Other liabilities                                                            3,814,987                3,708,311
                                                                         -------------           --------------
        Total liabilities                                                  161,267,732              183,472,666
                                                                         -------------           --------------

Commitments and contingencies (Notes 7, 9 and 15)

Shareholders' equity:
   Preferred stock, no par value, 5,000,00 shares authorized;
     no shares issued or outstanding                                                --                       --
   Common stock, no par value, 20,000,000 shares authorized;
     1,608,083 and 1,880,798 shares outstanding at December 31,
     2000 and 1999, respectively                                            22,428,174               27,334,693
   Unearned ESOP shares, 135,187 and 145,207 shares at
     December 31, 2000 and 1999, respectively                               (2,027,805)              (2,178,105)
   Deferred stock award-MRP                                                    (81,619)                      --
   Retained earnings, substantially restricted                              24,142,319               23,477,477
   Accumulated other comprehensive income (loss), net                         (253,533)              (1,365,931)
                                                                         -------------           --------------
        Total shareholders' equity                                          43,437,536               47,268,134
                                                                         -------------           --------------
        Total liabilities and shareholders' equity                       $ 204,705,268           $  230,740,800
                                                                         =============           ==============



  The accompanying notes are an integral part of these consolidated financial statements.

First Community Financial Corporation
Consolidated Statements of Operations
Years Ended December 31, 2000, 1999 and 1998
-------------------------------------------------------------------------------------------------------
                                                                      2000           1999       1998
                                                                   --------       ---------    -------
Interest income:
   Interest and fees on loans                                 $  13,406,863   $ 10,902,681   $ 9,987,574
   Interest and dividends on investments                          4,075,303      3,194,615     2,556,450
                                                              -------------   ------------   -----------
     Total interest income                                       17,482,166     14,097,296    12,544,024
                                                              -------------   ------------   -----------
Interest expense:
   Interest on deposits                                           7,644,193      6,127,375     6,646,326
   Interest on borrowed money                                     2,082,168        995,960       320,549
                                                              -------------   ------------   -----------
     Total interest expense                                       9,726,361      7,123,335     6,966,875
                                                              -------------   ------------   -----------
Net interest income before provision for loan losses              7,755,805      6,973,961     5,577,149
Provision for loan losses                                           710,000        560,000       550,000
                                                              -------------   ------------   -----------
     Net interest income                                          7,045,805      6,413,961     5,027,149
                                                              -------------   ------------   -----------
Other income:
   Service charges on deposit accounts                              140,479        169,764        94,989
   Other fees, service charges and commissions                    2,289,868        427,698       255,832
   Net gain on sales of securities                                   (6,123)       119,278        47,577
   Loan servicing fees                                               64,305         68,990        66,528
   Other                                                            159,294         96,671        95,724
                                                              -------------   ------------   -----------
     Total other income                                             647,823        882,401       560,650
                                                              -------------   ------------   -----------
General and administrative expenses:
   Compensation and fringe benefits                               3,362,814      3,159,178     3,100,348
   Occupancy                                                        292,502        260,972       226,164
   Furniture and fixtures                                           355,474        385,675       284,669
   Advertising                                                      162,876        152,255       197,201
   Data processing                                                  297,401        224,894       292,465
   Federal insurance premiums                                        90,270         84,840        82,046
   Charitable contributions                                           2,213      1,530,415       105,530
   Other                                                          1,242,906        700,108       890,428
                                                              -------------   ------------   -----------
     Total general and administrative expenses                    5,806,456      6,498,337     5,178,851
                                                              -------------   ------------   -----------
Income before income taxes                                        1,887,172        798,025       408,948
Income taxes                                                        631,995        330,708       137,811
                                                              -------------   ------------   -----------
Net income                                                    $   1,255,177   $    467,317   $   271,137
                                                              =============   ============   ===========
Net income per share - basic and diluted (1)                  $         .78   $        .33
                                                              =============   ============

(1) Calculated from date of conversion, see Notes 1 and 2.

       The accompanying notes are an integral part of these consolidated financial statements.

First Community Financial Corporation
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------------------------------------------
                                                                        2000              1999              1998
                                                                    ------------       -------------    -----------
Net income                                                          $  1,255,177       $     467,317    $   271,137
                                                                    ------------       -------------    -----------
Unrealized gain (loss) on available
   for sale securities                                                 1,691,574          (2,411,530)       121,816
Reclassification of net (gains) losses recognized in
   net income                                                             (6,123)            119,278        (47,577)
Income tax effect of other comprehensive
   income items                                                         (573,053)            779,365        (25,241)
                                                                    ------------       -------------    -----------
Other comprehensive income (loss)                                      1,112,398          (1,512,887)        48,998
                                                                    ------------       -------------    -----------
Comprehensive income (loss)                                         $  2,367,575       $  (1,045,570)   $   320,135
                                                                    ============       =============    ===========

      The accompanying notes are an integral part of these consolidated financial statements.


First Community Financial Corporation
Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2000, 1999 and 1998
-------------------------------------------------------------------------------------------------------------------------------
                                                             Deferred          Retained           Accumulated
                                               Unearned        Stock          Earnings,              Other
                                Common           ESOP         Award-        Substantially        Comprehensive
                                 Stock          Shares          MRP           Restricted         Income (Loss)         Total
                             ------------    -----------   ------------     -------------        -------------     ------------
Balance at
January 1, 1998               $        --    $        --    $        --     $  22,739,023        $      97,958      $22,836,981

Other comprehensive
   income, net of
   income taxes                        --             --             --                --               48,998           48,998
Net income                             --             --                          271,137                   --          271,137
                             ------------    -----------   ------------     -------------        -------------     ------------
Balance at
December 31, 1998                      --             --             --        23,010,160              146,956       23,157,116

Issuance of shares of
   common stock                27,324,168     (2,256,960)            --                --                   --       25,067,208

Other comprehensive
   loss, net of
   income taxes                        --             --             --                --           (1,512,887)      (1,512,887)

Net income                             --             --             --           467,317                   --          467,317

Release of ESOP shares             10,525         78,855             --                --                   --           89,380
                             ------------    -----------   ------------     -------------        -------------     ------------
Balance at
December 31, 1999              27,334,693     (2,178,105)            --        23,477,477           (1,365,931)      47,268,134

Repurchase of shares of
   common stock                (6,223,888)            --             --                --                   --       (6,223,888)

Other comprehensive
income, net of income taxes            --             --             --                --            1,112,398        1,112,398

Net income                             --             --             --         1,255,177                   --        1,255,177

Release of ESOP shares             19,618        150,300             --                --                   --          169,918

Dividends paid                         --             --             --          (590,335)                  --         (590,335)

Awarding of deferred stock      1,297,751             --     (1,297,751)               --                   --               --

Recognition of stock
   award vesting                       --             --        446,132                --                   --          446,132
                             ------------    -----------   ------------     -------------        -------------     ------------
Balance at
December 31, 2000            $ 22,428,174    $(2,027,805)  $   (851,619)    $  24,142,319        $    (253,533)    $ 43,437,536
                             ============    ===========   ============     =============        =============     ============

         The accompanying notes are integral part of these consolidate financial statements.

First Community Financial Corporation
Consolidated Statements of Cash Flows
Years Ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

                                                              2000                1999             1998
                                                        -------------       -------------     ------------
Cash flows from operating activities:
  Net income                                            $   1,255,177       $     467,317    $     271,137
  Adjustment to reconcile net income to net cash
   provided by (used in) operating activities:
      Provision for loan losses                               710,000             560,000          550,000
      Depreciation                                            328,303             384,791          273,635
      ESOP expense                                            169,918              89,380               --
      MRP expense                                             446,132                  --               --
      Amortization (accretion), net                          (250,155)              9,733          (52,818)
      Deferred income tax benefits                           (210,351)           (584,754)        (322,929)
      Net loss (gain) on disposals of premises
        and equipment                                         (53,558)                 --           75,030
      Net loss (gain) on disposals of
        foreclosed assets                                          --              (8,701)              --
      Net loss (gain) on sales of securities                    6,123            (119,278)         (47,577)
      Originations of loans held for sale                  (1,082,904)         (3,951,943)      (8,474,019)
      Proceeds from sale of loans held for sale             1,262,383           3,858,892        8,827,702
      Net loss (gain) on sale of loans                         33,461             (21,347)         (66,437)
      Other operating activities                             (229,212)           (803,020)         430,383
                                                        -------------       -------------     ------------
           Net cash provided by (used in)
            operating activities                            2,385,317            (118,930)       1,464,107
                                                        -------------       -------------     ------------
Investing activities:
  Purchases of investment securities
    available for sale                                     (2,638,646)        (55,956,870)     (20,499,323)
  Proceeds from sales of securities and mortgage-
    backed securities available for sale                   37,896,450          15,617,107        6,851,060
  Proceeds from maturities of securities
    available for sale                                      8,305,000           1,500,000        5,357,000
  Purchases of investment securities
    held to maturity                                               --                  --               --
  Proceeds from maturities of securities
    held to maturity                                               --                  --        6,091,028
  Proceeds from sales of securities held to maturity               --                  --        2,915,862
  Proceeds from principal repayments of mortgage-
    backed securities available for sale                    1,463,907           3,998,444        8,979,163
  Redemption (purchase) of FHLB stock                        (325,000)           (231,000)              --
  Net increase in loans held for investment               (20,447,232)        (23,958,617)     (13,315,931)
  Proceeds from sale of loans                               3,428,844                  --               --
  Proceeds from disposal of foreclosed assets                  67,958              99,940               --
  Purchases of premises and equipment                      (2,214,688)           (459,965)        (815,376)
                                                        -------------       -------------     ------------
           Net cash used in investing activities           25,536,593         (59,390,961)      (4,436,517)
                                                        -------------       -------------     ------------
Financing activities:
  Net proceeds from issuance of common stock                       --          25,067,208               --
  Net increase in deposit accounts                          9,781,967           7,123,416        5,719,308
  Net change in escrow deposits                               (93,577)             (4,907)         (10,501)
  Proceeds (repayments) of FHLB borrowings, net           (32,000,000)         27,000,000       (1,700,000)
  Acquisition of treasury shares                           (6,223,888)                 --               --
  Cash dividends paid                                        (590,335)                 --               --
           Net cash provided by
            financing activities                          (29,125,833)         59,185,717        4,008,807
                                                        -------------       -------------     ------------
Increase (decrease) in cash and cash equivalents           (1,203,923)           (324,174)       1,036,397
Cash and cash equivalents, beginning of year                6,582,950           6,907,124        5,870,727
                                                        -------------       -------------     ------------
Cash and cash equivalents, end of year                  $   5,379,027       $   6,582,950     $  6,907,124
                                                        =============       =============     ============

 1. Nature of Operations and Summary of Significant Accounting Policies
-----------------------------------------------------------------------

Nature of Operations

      First Community Financial Corporation (the "Company"), is a bank holding company incorporated under the laws of North Carolina in October 1998 (see Note
2). The Company's primary function is to serve as the holding company for its wholly-owned subsidiary, Community Savings Bank, Inc. (the "Bank"). The Bank operates four branches in the Piedmont area of North Carolina and provides a full range of banking services. The Bank includes a wholly-owned subsidiary, Community Financial Services, Inc., that provides investment services generally to Bank customers.

      The Bank's principal business activity is to accept deposits from the general public and to make conventional first mortgage loans for the purchase of real estate and general commercial loans, as well as to provide refinancing for loans secured by real estate. Substantially all of the Bank's lending activity is with customers located in Alamance and surrounding counties within North Carolina.

Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

      Cash and cash equivalents include demand and time deposits (with remaining maturities of ninety days or less at time of purchase) at other financial institutions and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Investments and Mortgage-Backed Securities

      Securities are classified into three categories:

      (1) Securities Held to Maturity - Debt securities that the Bank has the positive intent and the ability to hold to maturity are classified as held-to-maturity and reported at amortized cost;

      (2) Trading Securities - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; and

      (3) Securities Available for Sale - Debt and equity securities not classified as either securities held to maturity or trading securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported as other comprehensive income, a separate component of retained income.

      Premiums and discounts on debt securities are recognized in interest income on the level interest yield method over the period to maturity.

      Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by the issuers of the securities. Premiums and discounts are amortized using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

      Gains and losses on the sale of securities are determined by using the specific identification method.

Loans Receivable and Allowance for Loan Losses

      Loans receivable held for investment are stated at the amount of unpaid principal, reduced by an allowance for loan losses and net deferred origination fees. Interest on loans is accrued based on the principal amount outstanding and is recognized on a level yield method. The accrual of interest is discontinued, and accrued but unpaid interest is reversed when, in management's judgment, it is determined that the collectibility of interest, but not necessarily principal, is doubtful. Generally, this occurs when payment is delinquent in excess of ninety days.

      Loan origination fees are deferred, as well as certain direct loan origination costs. Such costs and fees are recognized as an adjustment to yield over the contractual lives of the related loans utilizing the interest method.

      Commitment fees to originate or purchase loans are deferred, and if the commitment is exercised, recognized over the life of the loan as an adjustment of yield. If the commitment expires unexercised, commitment fees are recognized in income upon expiration of the commitment. Fees for originating loans for other financial institutions are recognized as loan fee income.

      A loan is considered impaired, based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Uncollateralized loans are measured for impairment based on the present value of expected future cash flows discounted at the historical effective interest rate, while all collateral-dependent loans are measured for impairment based on the fair value of the collateral. The Bank uses several factors in determining if a loan is impaired. The internal asset classification procedures include a thorough review of significant loans and lending relationships and include the accumulation of related data. This data includes loan payment status, borrowers' financial data and borrowers' operating factors such as cash flows, operating income or loss, etc.

      The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. While management believes that it has established the allowance in accordance with generally accepted accounting principles and has taken into account the views of its regulators and the current economic environment, there can be no assurance that in the future the Bank's regulators or its economic environment will not require further increases in the allowance.

Loans Held for Sale

      Loans originated and intended for sale are carried at the lower of cost or aggregate estimated market value. Net unrealized losses are recognized in a valuation allowance by charges to income. Gains and losses on sales of whole or participating interests in real estate loans are recognized at the time of sale and are determined by the difference between net sales proceeds and the Bank's basis of the loans sold, adjusted for the recognition of any servicing assets retained.

Income Recognition on Impaired and Nonaccrual Loans

      Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is generally classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

      Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance (generally a minimum of six months) by the borrower, in accordance with the contractual terms of interest and principal.

      While a loan is classified as nonaccrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding, except in the case of loans with scheduled amortization where the payment is generally applied to the oldest payment due. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

Transfers of Financial Assets

      The Company applies a financial-components approach that focuses on control when accounting and reporting for transfers and servicing of financial assets and extinguishments of liabilities. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This approach provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings.

Premises and Equipment

      Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed by straight-line and accelerated methods based on estimated service lives of assets. Useful lives range from 10 to 40 years for substantially all premises and from 3 to 20 years for equipment and fixtures. Premises and equipment are evaluated for impairment by management on an on-going basis.

Real Estate Owned

      Assets acquired through loan foreclosure are recorded as real estate owned ("REO") at the lower of the estimated fair value of the property less estimated costs to sell at the date of foreclosure or the carrying amount of the loan plus unpaid accrued interest. The carrying amount is subsequently reduced by additional allowances which are charged to earnings if the estimated fair value declines below its initial value plus any capitalized costs. Costs related to the improvement of the property are capitalized, whereas costs related to holding the property are expensed.

Investment in Federal Home Loan Bank Stock

      The Bank is required to invest in Federal Home Loan Bank of Atlanta (FHLB) stock in an amount equal to the greater of 1% of its net home mortgage loans receivable or 5% of its outstanding FHLB advances. At December 31, 2000 and 1999 the Bank owned 19,250 and 16,000 shares, respectively, of the FHLB's $100 par value capital stock. As no ready market exists for this stock, and it has no quoted market value, the stock is carried at cost.

Income Taxes

      Deferred tax asset and liability balances are determined by application to temporary differences of the tax rate expected to be in effect when taxes will become payable or receivable. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Comprehensive Income

      The Company follows SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains, and losses) in general-purpose financial statements.

Segment Information

      The Company follows the provisions of SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." The Statement requires that public business enterprises report certain information about operating segments in their annual financial statements and in condensed financial statements of interim periods issued to shareholders. It also requires that the public business enterprises report related disclosures and descriptive information about products and services provided by significant segments, geographic areas, and major customers, differences between the measurements used in reporting segment information and those used in the enterprise's general-purpose financial statements, and changes in the measurement of segment amounts from period to period.

      Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources, and in assessing performance. The Company has determined that it has one significant operating segment, the providing of general commercial financial services to customers located in the Piedmont area of North Carolina. The various products are those generally offered by community banks, and the allocation of resources is based on the overall performance of the institution, versus the individual branches or products.

New Pronouncements

      The Company has adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, effective with the fiscal quarter beginning July 1, 2000. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that derivatives be recognized as either assets or liabilities in the statement of financial position and be measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and whether or not the derivative is designated as a hedging instrument. The adoption of SFAS 133 had no impact on the financial statements.

      In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC's views in applying accounting principles generally accepted in the United States of America to revenue recognition in financial statements. The SEC has indicated that they intend to issue additional written guidance to further supplement SAB 101. Based on the SEC's latest timeline for implementing SAB 101, the Company would be required to comply with the guidelines in the fourth quarter of fiscal 2001. Adoption of SAB 101 is not expected to have any material impact on the recognition, presentation, and disclosure of revenue.

      In March 2000, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation - an interpretation of APB Opinion No. 25" ("FIN 44"), providing new accounting rules for stock-based compensation under APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). FIN 44 does not change FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). FIN 44 is generally effective for transactions occurring after July 1, 2000; however, the accounting must be applied prospectively to certain transactions consummated after December 15, 1998. The Company does not expect that FIN 44 will have a material effect on its financial condition or results of operations.

      In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of SFAS No. 125." It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of the provisions of SFAS No. 125 without reconsideration. SFAS 140 requires a debtor to reclassify financial assets pledged as collateral and report these assets separately in the statement of financial position. It also requires a secured party to disclose information, including fair value, about collateral that it has accepted and is permitted by contract or custom to sell or repledge. SFAS 140 includes specific disclosure requirements for entities with securitized financial assets and entities that securitize assets. SFAS 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The Company does not expect that SFAS 140 will have a material effect on financial condition or results of operation.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Conversion to Stock Savings Bank
--------------------------------------------------------------------------------

      First Community Financial Corporation was incorporated in October 1998 under the laws of the State of North Carolina for the purpose of becoming the holding company for Community Savings Bank, SSB. Upon conversion of the Bank from a North Carolina chartered mutual savings bank to a North Carolina chartered stock savings bank, the Company acquired all of the outstanding common stock of the Bank. On June 21, 1999 the Company completed the sale of its common stock to the depositors and borrowers of the Bank. In connection with the conversion, the Company issued 1,880,798 shares of no par value common stock, including 150,464 shares issued to the Employee Stock Ownership Plan ("ESOP") for $15 per share. The sale of common stock generated proceeds of $25,067,208 net of conversion costs of $887,802 and ESOP shares of $2,256,960. The common stock of the Company began trading on the NASDAQ under the symbol "FCFN" on June 21, 1999.

      In connection with the conversion, the Bank acquired 100,000 shares of the common stock of the Company at the offering price of $15 per share. These shares were donated to a charitable foundation established by the Company and the Bank. The Statement of Operations for the year ended December 31, 1999 includes $1,500,000 related to the donation of these shares.

      At the time of the conversion, the Bank established a liquidation account in an amount equal to the Bank's net worth, or approximately $23,060,000 for the benefit of eligible account holders at that time. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their eligible deposits, shall cease upon the closing of the accounts, and shall never be increased. In the event of the liquidation of the Bank, all remaining eligible deposit account holders shall be entitled, after all payments to creditors, to a distributions from the liquidation account before any distribution to stockholders. Dividends paid by the Bank cannot be paid from the liquidation account.

      The Bank may not declare or pay a cash dividend on, or repurchase any of, its capital stock if its regulatory capital would thereby be reduced below either the aggregate requirements imposed by federal and state regulations. The liquidation account has a balance of approximately $10,942,000 at December 31, 2000.

3.   Investment Securities
--------------------------------------------------------------------------------

     Investment securities at December 31, 2000 and 1999 are summarized as follows:

                                                                                                             Estimated
                                                      Amortized             Gross Unrealized                  Market
                                                                       -----------------------------
                                                         Cost           Gains             Losses               Value
                                                    ---------------    --------       --------------       ---------------
2000:
Available for sale:
   U.S. Government agency securities                 $   9,651,013      $   --         $    (270,265)       $   9,380,748
   Municipals                                            2,584,586          --               (41,324)           2,543,262
                                                    --------------     -------        --------------       --------------
                                                     $  12,235,599      $   --         $    (311,589)       $  11,924,010
                                                    ==============     =======        ==============       ==============
1999:
Available for sale:
   U.S. Government agency securities                 $  19,544,717      $   --         $    (836,240)       $  18,708,477
   Municipals                                            2,603,213          --              (186,054)           2,417,159
   Corporate bonds                                       3,507,542          --                (9,885)           3,497,657
                                                    --------------     -------        --------------       --------------
                                                     $  25,655,472      $   --         $  (1,032,179)       $  24,623,293
                                                    ==============     =======        ==============       ==============

      During 1998, the Bank transferred securities classified as held-to-maturity with an amortized cost of $2,500,969 to available-for-sale resulting in a net unrealized gain of $23,406. In addition, a held-to-maturity security with a carrying value of $1,496,500 was liquidated with a loss of $250 recognized on the sale.

      Available for sale securities with carrying values of $5,189,415, $9,875,501 and $5,000,342 were sold during the years ended December 31, 2000, 1999, and 1998, respectively. Gross realized gains on these sales during 2000, 1999, and 1998 were, $2,086, $58,405 and $15,860, respectively. Gross realized losses on these sales during 2000, 1999, and 1998 were $10,313 $21,617 and $0, respectively.

      Securities with a carrying value of $2,543,261, and $650,471 were pledged as collateral to secure public funds at December 31, 2000 and 1999, respectively. Securities with a carrying value of $0 and $5,765,253 were pledged as collateral at December 31, 2000 and 1999, respectively, to secure advances with the FHLB. Securities with a carrying value of $768,367 and $761,992 were pledged as collateral for treasury, tax and loan deposits at December 31, 2000 and 1999, respectively.

      The amortized cost and estimated market value of debt securities at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                             Estimated
                                                                      Amortized                Market
                                                                          Cost                 Value
                                                                    --------------         ---------------
     Available for sale:
        Due in one year or less                                      $  3,360,432           $  3,360,744
        Due after five years through ten years                          3,043,904              3,004,997
        Due after ten years                                             5,831,263              5,558,269
                                                                    -------------          -------------
                                                                     $ 12,235,599           $ 11,924,010
                                                                    =============          =============

4.   Mortgage-Backed Securities
--------------------------------------------------------------------------------

      Mortgage-backed securities at December 31, 2000 and 1999 are summarized as follows:

                                                                                                               Estimated
                                                       Amortized             Gross Unrealized                   Market
                                                                        -----------------------------
                                                          Cost             Gains          Losses                Value
                                                    --------------      ----------     -------------       --------------
2000:
Available for sale:
   FHLMC participation certificates                  $   2,230,376       $      --      $    (13,454)       $   2,216,922
   GNMA participation certificates                              --              --                 --                  --
   FNMA participation certificates                       2,382,192          15,335           (15,794)           2,381,733
   REMICs                                                4,188,232           7,419           (66,057)           4,129,594
                                                    --------------      ----------     -------------       --------------
                                                     $   8,800,800       $  22,754      $    (95,305)       $   8,728,249
                                                    ==============      ==========     =============       ==============
1999:
Available for sale:
   FHLMC participation certificates                  $   2,257,067       $      81      $    (37,157)       $   2,219,991
   GNMA participation certificates                              --              --                 --                  --
   FNMA participation certificates                       2,703,336              --           (72,833)           2,630,503
   REMICs                                               35,203,204          26,647          (954,152)          34,275,699
                                                    --------------      ----------     -------------       --------------
                                                     $  40,163,607       $  26,728      $ (1,064,142)       $  39,126,193
                                                    ==============      ==========     =============       ==============

      Mortgage-backed securities with a carrying value of $32,713,155 were sold during the year ended December 31, 2000 resulting in gross realized gains of $19,644 and gross realized losses of $17,540. Mortgage-backed securities with a carrying value of $5,622,247 were sold during the year ended December 31, 1999, resulting in gross realized gains of $84,316 and gross realized losses of $1,745. Mortgage-backed and mortgage related securities with a carrying value of $1,807,308 were sold during the year ended December 31, 1998, resulting in gross realized gains of $34,640 and gross realized losses of $2,923.

      Mortgage-backed securities held as available for sale, with a carrying value of $0 and $5,765,253, were pledged as collateral for advances from the FHLB at December 31, 2000 and 1999, respectively.

      The amortized cost and estimated market value of mortgage-backed securities at December 31, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                             Estimated
                                                                     Amortized                 Market
                                                                        Cost                   Value
                                                                    -------------          -------------
     Available for sale:
        Due after one year through five years                        $  2,230,376           $  2,216,922
        Due after five years through ten years                            696,630                678,187
        Due after ten years                                             5,873,794              5,833,140
                                                                    -------------          -------------
                                                                     $  8,800,800           $  8,728,249
                                                                    =============          =============

5.   Loans Receivable Held for Investment
--------------------------------------------------------------------------------

      Loans receivable held for investment at December 31, 2000 and 1999 are summarized as follows:

                                                                         2000               1999
                                                                  ---------------    ---------------
     Mortgage loans                                                $   93,093,808     $   99,588,012
     Consumer loans                                                     7,590,048          6,234,474
     Commercial loans                                                  63,066,379         47,870,434
                                                                  ---------------    ---------------
          Total                                                       168,750,235        153,692,920
     Less:
        Loans in process, including funded
          but unclosed loans                                              406,327           (735,917)
        Allowance for loan losses                                      (2,352,977)        (1,839,405)
        Deferred loan fees                                               (623,522)          (587,923)
                                                                  ---------------    ---------------
     Loans receivable, net                                         $  166,180,063     $  150,529,675
                                                                  ===============    ===============

      At both December 31, 2000 and 1999, the Bank had entered into a security agreement with a blanket floating lien pledging its eligible real estate loans to secure actual or potential borrowings from the FHLB (See Note 7).

      The Bank originates mortgage loans for portfolio investment or sale in the secondary market. During the period of origination, mortgage loans are designated as either held for sale or investment purposes. Transfers of loans held for sale to the investment portfolio are recorded at the lower of cost or market value on the transfer date. There were no loans held for sale at December 31, 2000.

      Net loss on sales of loans receivable held for sale amounted to $33,461 for the year ended December 31, 2000. A net gain of $21,347 for the year ended December 31, 1999 was recognized on the sale of loans receivable held for sale.

      The changes in the allowance for loan losses for the years ended December 31, 2000, 1999 and 1998, are as follows:

                                                         2000                     1999                1998
                                                     -------------           -------------       -------------
     Balance at beginning of period                   $  1,839,405            $  1,331,617        $    781,177
     Provisions for loan losses                            710,000                 560,000             550,000
     Loans charged off                                    (226,172)                (52,212)                 --
     Recoveries                                             29,744                      --                 440
                                                     -------------           -------------       -------------
     Balance at end of period                         $  2,352,977            $  1,839,405        $  1,331,617
                                                     =============           =============       =============

      The following is a summary of the principal balances of loans on nonaccrual status and loans past due ninety days or more:

                                                                 2000                      1999
                                                             -------------             -------------
     Loans past due ninety days or more                       $    862,000              $    156,000
     Nonaccrual loans, including impaired loans                  1,336,000                 1,176,000
                                                             -------------             -------------
                                                              $  2,198,000              $  1,332,000
                                                             =============             =============

Information regarding impaired loans as of December 31, 2000, 1999 and 1998, and the years ended, is as follows:

                                                             2000            1999             1998
                                                          ----------      ----------       ----------
     Impaired loans at end of year                        $1,336,000      $1,176,000       $       --
     Related portion of
       allowance for loan losses                             450,140         250,000               --
     Average balance during year                           1,256,000         588,300               --
     Interest income recognized during year               $   75,200      $   40,150               --


6.   Premises and Equipment
--------------------------------------------------------------------------------
     Premises and equipment at December 31, 2000 and 1999 consist of the following:

                                                           2000                  1999
                                                       -----------           -----------
     Land                                              $ 1,862,000           $   392,505
     Office buildings                                    2,559,137             2,231,358
     Furniture, fixtures and equipment                   1,949,987             1,561,522
     Vehicles                                               34,578                32,730
                                                       -----------           -----------
                                                         6,405,702             4,218,115
     Less accumulated depreciation                      (2,051,176)           (1,735,574)
                                                       -----------           -----------
          Total                                        $ 4,354,526           $ 2,482,541
                                                       ===========           ===========

7.   Employee Benefit Plans
--------------------------------------------------------------------------------

     During 1998, the Company established a contributory savings plan for its employees which meets the requirements of section 401(k) of the Internal Revenue Code. This plan replaced another retirement plan with similar provisions and benefits. Employees 21 years of age or older with at least 6 months of employment with the Company are eligible to participate. With this plan, employees may contribute from 1% and 15% of compensation, subject to an annual maximum as determined under the Internal Revenue Code. The Company matches 50% of employee's contributions, up to 6%. The employees' contributions are invested at their direction in one or more investment funds. The plan provides that the employees' contributions are vested at all times and the Company's contributions vest 20% per year beginning with the second year of service, with 100% vesting after six years or attaining normal retirement age. The Company contributed $47,059, $52,307 and $90,292 to the plan for the years ended December 31, 2000, 1999 and 1998, respectively.

     Directors participate in deferred compensation plans. These plans generally provide for fixed payments for a period of ten years once directors reach age seventy. The estimated amount of future payments to be made are provided for according to the terms of the various contracts for each participant. The Bank expensed $88,285, $203,175 and $626,585 related to these plans during the years ended December 31, 2000, 1999 and 1998, respectively. Included in other liabilities at December 31, 2000 and 1999 is $3,508,674 and $3,538,657,
respectively, related to these plans. The Bank purchases life insurance contracts on the participants, of which the Bank is the owner and beneficiary. These contracts had a cash surrender value, net of policy loans and accrued interest thereon, of $1,671,178 and $1,304,356 at December 31, 2000 and 1999, respectively.

8.   Employee Stock Ownership Plan
--------------------------------------------------------------------------------

     The Company's Board of Directors has adopted an employee stock ownership plan ("ESOP"), effective June 21, 1999. Employees of the Company and its subsidiary who have attained age 21 and completed one year of service are eligible to participate in the ESOP. The ESOP is to be funded by contributions made by the Company or the Bank in cash or shares of common stock. Shares are committed to be released for financial statement purposes when the Bank makes scheduled payments on the ESOP note payable and will be allocated to employees on the basis of relative compensation in the year of allocation. Employees vest in their allocated ESOP shares over five years. The number of shares legally released and allocated is based in the ratio of the actual principal payments for the ESOP note payable. The Bank expects to contribute sufficient funds to the ESOP to repay the note payable over a fifteen year period, plus such other amounts as the Company's Board of Directors may determine in its discretion.

     Initially, the ESOP acquired 150,464 shares of the Company's common stock financed by $2,256,960 in borrowings by the ESOP from the Company. At December 31, 2000, 15,277 shares have been allocated to participants accounts and 135,187 shares with an estimate market value of $2,365,773 remain unallocated. All allocated shares are considered outstanding for earnings per shares purposes. The principal balance of the ESOP loan was $2,027,805 and $2,178,105 at December 31, 2000 and 1999, respectively. Compensation expense related to the ESOP is based on the fair market value of shares on the date shares are committed to be released. The financial statements for the years ended December 31, 2000 and 1999 include compensation expense of $169,918 and $89,380, respectively, related to the ESOP.

9.   Stock Option Plan
------------------------------------------------------------------------------

     On June 27, 2000, the Shareholders of the Company approved the First Community Financial Corporation, Inc. Stock Option Plan and Trust (the "Plan"). The purpose of this Plan is to advance the interests of the Company through providing selected key employees and Directors of the Bank and the Company with the opportunity to purchase shares. The Plan reserves 188,079 shares for grant within ten years of the effective date. The option price is required to be 100% of the stock's fair market value as defined, with an exception for any shareholder with more than a 10% ownership interest in the Company. The exercise price is required to be 110% of the stock's fair market value for these options holders. Vesting is determined on the date of the grant. Options have a 10 year life, however, there are additional limitations for shareholders with more than a 10% ownership interest in the Company. The Plan has a change of control provision under which all shares immediately vest if a change of control, as defined, occurs.

     The Company has adopted SFAS No. 123, "Accounting for Stock Based Compensation". As permitted by SFAS No. 123, the Company has chosen to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no compensation cost has been recognized for options granted under the Option Plan. Had compensation cost for the Company's Option Plan been determined based on the fair value at the grant dates for awards under the Option Plan consistent with the method of SFAS No. 123, the Plan's net income and net income per share would have been reduced to the pro forma amounts indicated below.

                                                           For the year ended
                                                           December 31, 2000
                                                     -----------------------------
                                                     As Reported         Pro Forma
                                                     -----------        ----------
     Net income in thousands                         $ 1,255,177        $1,068,769
     Earnings per common share - basic               $       .78        $      .66
     Earnings per common share - diluted             $       .78        $      .66

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000: dividend growth rate of 10%; expected volatility of 7.2%; risk-free interest rate of 6.0% and expected lives of 7 years. The weighted average fair value of the options granted during the year ended December 31, 2000 was $3.27.

     A summary of the status of the Plan as of December 31, 2000 and changes during the year then ended, including weighted-average exercise price ("Price"), is presented below:

                                                  Shares         Price
                                                 --------      ---------
     Outstanding at beginning of year                 --        $    --
     Granted                                     160,000          17.25
     Cancellations                                    --             --
                                                 -------
     Outstanding at year end                     160,000          17.25
                                                 -------

     The following table summarizes additional information about the Option Plan at December 31, 2000, including weighted-average remaining contractual life ("Life") and Price:

                Options Outstanding                   Options Exercisable
          -------------------------------          -------------------------
           Shares       Life       Price           Shares             Price
          ---------   ---------  --------          ------            -------
           160,000    9.5 years  $  17.25          8,000             $ 17.25

10.  Management Recognition Plan
--------------------------------------------------------------------------------

     On June 27, 2000 the Company's Stockholders approved a Management Recognition Plan and Trust ("MRP") for directors and key employees. The Company was authorized to fund the acquisition of and award up to 75,232 shares (4% of shares issued in the stock conversion) to be awarded by a committee of the Board of Directors. The Company completed the acquisition of MRP shares during 2000. On June 27, 2000, 75,232 shares (market value of $1,297,752) were awarded to certain officers and employees. The vesting schedule provides that 25% of the shares are earned and become non-forfeitable on June 27, 2000, 2001, 2002 and 2003.

     The shares awarded under the MRP plan are recorded as outstanding shares, and the unvested portion has been recorded as unearned compensation through a contra equity account. The consolidated statements of operations for the year ended December 31, 2000, include compensation expense of $446,132 relating to the scheduled vesting of MRP shares.

11.  Borrowed Money
--------------------------------------------------------------------------------

     Borrowed money represents advances from the FHLB and totaled $0 and $32,000,000 at December 31, 2000 and 1999, respectively. These advances had a weighed average rate of 5.48% at December 31, 1999.

     At December 31, 2000 and 1999, the Bank had securities with a carrying value of $0 and $5,765,253, respectively, and certain loans secured by one to four family residential mortgages pledged against actual and potential borrowings from the FHLB.

     At December 31, 2000, the Bank had an additional $40,000,000 of credit available with the FHLB.

12.  Deposits
--------------------------------------------------------------------------------

     The scheduled maturities of certificates of deposit as of December 31, 2000 are summarized as follows (in thousands):

               2001                    $113,223
               2002                      11,129
               2003                       1,325
               2004                         199
               2005                         187
                                       --------

                                       $126,063
                                       ========

     At December 31, 2000 and 1999, the Bank had cash and due from banks approximating $54,724 and $312,000, respectively, pledged to secure certain Individual Retirement Accounts.

13.  Income Taxes
--------------------------------------------------------------------------------

     The components of income taxes for the years ended December 31, 2000, 1999 and 1998, are as follows:

                                 2000              1999              1998
                               ---------         ---------        ---------
     Current expense           $ 842,346         $ 915,462        $ 460,740
     Deferred benefit           (210,351)         (584,754)        (322,929)
                               ---------         ---------        ---------
        Total                  $ 631,995         $ 330,708        $ 137,811
                               =========         =========        =========

     Reconciliation of expected income tax at the statutory Federal rate of 34% with income tax expense for the years ended December 31, 2000, 1999 and 1998, are as follows:

                                                2000            1999            1998
                                             ---------       ---------       ---------
     Expected income tax expense             $ 641,638       $ 271,329       $ 139,042
     State income taxes, net of federal
       income tax benefit                       31,632          82,434              --
     Other                                     (41,275)        (23,055)         (1,231)
                                             ---------       ---------       ---------
                                             $ 631,995       $ 330,708       $ 137,811
                                             =========       =========       =========

     The components of the net deferred income tax asset at December 31, 2000 and 1999 is as follows:

                                                           2000                  1999
                                                       -----------           -----------
     Deferred income tax assets:
       Deferred directors' fees                        $ 1,192,950           $ 1,203,143
       Unrealized losses on securities
         available for sale                                130,607               703,661
       Allowance for loan losses                           796,467               618,307
       Contributions carryforward                          391,320               440,971
       Deferred loan fees and costs                        211,997               199,894
       Other                                                50,578                    --
                                                       -----------           -----------
                                                         2,773,919             3,165,976
                                                       -----------           -----------

     Deferred income tax liabilities:
       Depreciation and amortization                        19,059                 7,002
       FHLB stock dividends                                221,340               221,340
       Other                                               104,159               145,570
                                                       -----------           -----------
                                                           344,558               373,912
                                                       -----------           -----------
     Net deferred income tax asset                     $ 2,429,361           $ 2,792,064
                                                       ===========           ===========

     Retained income at December 31, 2000, includes approximately $5,232,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for income tax purposes only, through fiscal 1986 (pre-1987 bad debt reserves). Reductions of the allocated amount for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate.

14.  Leases
--------------------------------------------------------------------------------

     The Bank has a non-cancelable operating lease for office space that expires in April 2001. Payments made under this lease during 2000, 1999 and 1998 were $53,220, $58,255 and $28,258, respectively. Future minimum lease payments under this lease for years subsequent to December 31, 2000 are $17,740 for 2001.

     The Bank entered into a twelve month operating lease, during the year, for additional office and training space ending on July 31, 2001. Payments made under this lease during 2000 totaled $23,885. Future minimum lease payments under this lease for years subsequent to December 31, 2000 aggregate $33,429.

     An additional operating lease for office space was entered into during the year and ended on December 31, 2000. Payments made under this lease during 2000 totaled $3,750.

15.  Regulatory Capital Requirements
--------------------------------------------------------------------------------

     The Company and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines. Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios, as set forth in the table below. Management believes, as of December 31, 2000, that the Company and the Bank meet all capital adequacy requirements to which it is subject.

     As of July 20, 2000, the date of the most recent notification from the FDIC, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

     The Bank's actual and required capital amounts and ratios as of December 31, 2000 and 1999 are presented in the table below. The total and tier 1 ratios are calculated using risk weighted assets (RWA) and tier 1 is also calculated to average assets (AA).

                                                                                 For Capital             To Be Well
                                                Actual                        Adequacy Purposes          Capitalized
                                     ------------------------------    -----------------------------     -----------
                                        Amount             Ratio         Amount              Ratio          Ratio
                                     -----------        -----------    -----------         ---------     -----------
1999:
Total Capital (to RWA)               $45,343,045            34.49%     $10,517,520            8.00%         10.00%
Tier I Capital (to RWA)               43,691,068            33.23%       5,258,760            4.00%          6.00%
Tier I Capital (to AA)                43,691,068            18.75%       9,320,320            4.00%          5.00%

1999:
Total Capital (to RWA)               $50,313,853            37.44%     $10,750,640            8.00%         10.00%
Tier I Capital (to RWA)               48,634,066            36.19%       5,375,320            4.00%          6.00%
Tier I Capital (to AA)                48,634,066            21.00%       9,264,680            4.00%          5.00%

16.  Mortgage Banking Activities
--------------------------------------------------------------------------------

     Mortgage loans serviced for others are not included in the accompanying statements of financial condition. The unpaid principal balances of mortgage loans serviced for others was $23,767,784 and $24,288,577 at December 31, 2000 and 1999, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payment to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. The Bank does not capitalize mortgage servicing rights related to loans serviced for others due to the fact that the fee received is considered adequate compensation for the costs incurred to service the related loans.

17. Financial Instruments With Off-Balance Sheet Risk and Significant Concentrations of Credit Risk
--------------------------------------------------------------------------------

    The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

    The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Since many unused lines of credit expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

    A summary of the contractual amounts of the Bank's exposure to off-balance sheet risk as of December 31, 2000 and 1999 is as follows:

                                                  1999          1998
                                              ------------   ------------
    Commitments to extend credit:             $ 17,649,000   $ 15,406,000
      Commitments to originate loans             8,402,000      7,348,000
                                              ------------   ------------
      Undrawn balances on lines of credit     $ 26,051,000   $ 22,754,000
                                              ============   ============

18. Parent Company Financial Data
--------------------------------------------------------------------------------

    The Company's principal asset is its investment in the Bank. Condensed financial statements for the parent company as of December 31, 2000 and 1999 and for the years then ended are as follows:

Condensed Balance Sheet                                 2000           1999
                                                     -----------   ------------
    Cash                                             $ 8,704,145   $ 14,542,685
    Investment in wholly-owned subsidiary             11,607,103      9,900,809
    Other assets                                          47,344            660
                                                     -----------   ------------
         Total assets                                $20,358,592   $ 24,444,154
                                                     ===========   ============
    Other liabilities                                $        --   $    235,340
    Shareholders' equity                              20,358,592     24,208,808
                                                     -----------   ------------
       Total liabilities and shareholders' equity    $20,358,592   $ 24,444,154
                                                     ===========   ============

Condensed Statement of Income                                      2000                     1999
                                                                -----------               -----------
   Equity in undistributed earnings of subsidiary               $   594,062               $   755,257
   Dividends paid by subsidiary                                     282,120                        --
   Interest on ESOP loan                                            216,688                   107,516
   Other interest income                                            608,201                        --
                                                                -----------               -----------
   Total income                                                   1,701,071                   862,773
                                                                -----------               -----------
   Employee compensation                                                 --                   120,180
   Other expenses                                                   184,771                    36,820
                                                                -----------               -----------
   Total expenses                                                   184,771                   157,000
                                                                -----------               -----------
   Income before income taxes                                     1,516,300                   705,773
   Income tax expense                                               261,123                   140,666
                                                                -----------               -----------
       Net income                                               $ 1,255,177               $   565,107
                                                                ===========               ===========


Condensed Statement of Cash Flows                                    2000                    1999
                                                                ------------             ------------
   Cash flows from operating activities:

     Net income                                                 $  1,255,177             $    565,107
     Equity in undistributed earnings of
        wholly-owned subsidiaries                                   (876,182)                (755,257)
     ESOP compensation                                               150,300                   89,380
     MRP expense                                                     446,132                       --
     Change in other assets and liabilities                         (281,864)                 234,886
                                                                ------------             ------------
       Net cash provided by operating activities                     693,563                  134,116
                                                                ------------             ------------
   Cash flows from investing activities:

     Investment in subsidiary                                             --              (10,658,439)
     Dividends paid by subsidiary                                    282,120                       --
                                                                ------------             ------------
       Net cash provided (used) in investing activities              282,120              (10,658,439)
                                                                ------------             ------------
   Cash flows from financing activities:

     Dividends paid                                                 (590,335)                      --
     Purchase of common stock                                     (6,223,888)                      --
     Net proceeds from issuance of common stock                           --               25,067,208
                                                                ------------             ------------
       Net cash provided (used) by financial activities           (6,814,223)              25,067,208
                                                                ------------             ------------
       Net increase (decrease) in cash                            (5,838,540)              14,542,685
   Cash at beginning of year                                      14,542,685                       --
                                                                ------------             ------------
   Cash at end of year                                          $  8,704,145             $ 14,542,685
                                                                ============             ============

19.  Fair Values of Financial Instruments
--------------------------------------------------------------------------------

     Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (SFAS No. 107), requires the disclosure of estimated fair values for financial instruments. Quoted market prices, if available, are utilized as an estimate of the fair value of financial instruments. Because no quoted market prices exist for a significant part of the Company's financial instruments, the fair value of such instruments has been derived based on management's assumptions with respect to future economic conditions, the amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimates. Accordingly, the net realizable value could be materially different from the estimates presented below. In addition, the estimates are only indicative of individual financial instruments' values and should not be considered an indication of the fair value of the Company taken as a whole.

     Fair values have been estimated using data which management considered the best available, and estimation methodologies deemed suitable for the pertinent category of financial instrument. The estimation methodologies, resulting fair values, and recorded carrying amounts at December 31, 2000 and 1999 were as follows:

     Cash and cash equivalents are by definition short-term and do not present any unanticipated credit issues. Therefore, the carrying amount is a reasonable estimate of fair value. The estimated fair values of investment securities and mortgage-backed securities are provided in Notes 2 and 3 to the financial statements. These are based on quoted market prices, when available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The fair value of loans held for sale is estimated using quoted market prices or market prices for similar instruments.

     The fair value of the net loan portfolio has been estimated using the present value of expected cash flows, discounted at an interest rate adjusted for servicing costs and giving consideration to estimated prepayment risk and credit loss factors. The fair values of the Bank's loan portfolio at December 31, 2000 and 1999 were as follows:

                                                   2000                   1999
                                                ------------          ------------
     Loans:
        Carrying amount                         $166,180,063          $150,259,675
        Estimated fair value                    $166,039,350          $149,790,720

     The fair value of deposit liabilities with no stated maturities has been estimated to equal the carrying amount (the amount payable on demand), totaling $31,258,779 and $32,443,916 at December 31, 2000 and 1999, respectively. Under
SFAS No. 107, the fair value of deposits with no stated maturity is equal to the amount payable on demand. Therefore, the fair value estimates for these products do not reflect the benefits that the Company receives from the low-cost, long-term funding they provide. These benefits are considered significant.

     The fair value of certificates of deposits and advances from the FHLB is estimated by discounting the future cash flows using the current rates offered for similar deposits and advances with the same remaining maturities. The carrying values and estimated fair values of certificates of deposit and FHLB advances at December 31, 2000 and 1999 were as follows:

                                                              1999            1999
                                                          ------------   ------------
     Certificates of deposits:
        Carrying amount                                   $126,063,110   $115,096,000
        Estimated fair value                               126,178,000    115,186,022
     Advances from the FHLB:
        Carrying amount                                   $         --   $ 32,000,000
        Estimated fair value                              $         --     32,000,000

     There is no material difference between the carrying amount and estimated fair value of off-balance sheet items totaling $26,051,000 and $22,754,000 at December 31, 2000 and 1999, respectively.

     The Company's remaining assets and liabilities are not considered financial instruments.

20.  Cash Flow Supplemental Disclosures
--------------------------------------------------------------------------------

     The following is supplemental information regarding the cash flows for the years ended December 31, 2000, 1999 and 1998:

                                                2000           1999         1998
                                             ----------     ----------   ----------
     Cash paid for:
        Interest on deposits and
          borrowed funds                     $9,698,170     $7,140,925   $6,977,104
        Income taxes                            332,401        833,350      520,000

     Summary of noncash investing and
       financing activities:
          Real estate acquired through
             settlement of loans             $  658,000     $       --   $   81,991

21.  Earnings Per Share
--------------------------------------------------------------------------------

     The following table provides a reconciliation of income available to common stockholders and the average number of shares outstanding (less unearned ESOP shares, unearned deferred stock awards and treasury shares) for the years ended December 31, 2000, 1999 and 1998. Options to purchase 160,000, shares of common stock were issued during the year ended December 31, 2000.

                                                  2000          1999         1998
                                               ----------    ----------    --------
     Net Income                                $1,255,177    $  467,317    $271,137
                                               ----------    ----------    --------

     Weighted average shares outstanding
        for basic EPS (denominator)            $1,615,234    $1,732,578      n/a
     Dilutive effect of stock options               1,406            --      n/a
                                               ----------    ----------    --------

     Adjusted shares for diluted EPS           $1,616,640    $1,732,578      n/a
                                               ----------    ----------    --------

                     First Community Financial Corporation

Corporate Information
---------------------

                             Executive Officers

                                W. R. Gilliam

                      President and Chief Executive Officer

Larry Hall                      Joseph C. Canada           Christopher B. Redcay
Executive Vice President      Senior Vice President       Senior Vice President,
                                  and Secretary             Treasurer and Chief
                                                             Financial Officer

                                   Directors

    W. R. Gilliam, Chairman, President and Chief Executive Officer of First Community Financial Corporation and Community Savings Bank, Inc.

    Jimmy L. Byrd, Partner of Byrd Limited Partnership
    Julian P. Griffin, Retired transportation executive and minister
    Edgar L. Hartgrove, Retired District Manager of Duke Power Company
    William C. Ingold, Owner of Burlington Motors, Inc., automobile dealership Charles A. LeGrand, Retired hosiery executive
    James D. Moser, Jr., Certified Public Accountant, Gilliam, Coble & Moser LLP
    W. Joseph Rich, President, Rich & Thompson Funeral Service, Inc.
    Alfred J. Spitzner, Metallurgical consultant
    Herbert N. Wellons, Retired president of Community Savings Bank, SSB

Stock Transfer Agent                      Annual Meeting

Registrar and Transfer Company            The 2001 annual meeting of
10 Commerce Street                        stockholders of First Community
Cranford, NJ 07016                        Financial Corporation, will be held
                                          at 2:00 p.m. on April 24, 2001 at the
                                          company's corporate office at 708
                                          south Church Street, Burlington,
                                          NC 27215

Special Legal Counsel                     Form 10-KSB

Brooks, Pierce, Mclendon,                 A copy of Form 10-KSB, including
Humphrey & Leonard, L.L.P.                financial statements and financial
2000 Renaissance Plaza                    statement schedules, as filed with the
230 North Elm Street                      Securities and Exchange Commission for
Greensboro, NC 27420                      the Company's most recent fiscal year
                                          will be furnished without charge to
                                          the Company's stockholders upon
                                          written request to: Joseph C. Canada,
                                          Secretary, First Community Financial
                                          Corporation, P.O. Box 1837,
                                          Burlington, NC 27215

Independent Auditors                      Corporate Office

PricewaterhouseCoopers LLP                708 South Church Street
150 Fayetteville Street Mall              Burlington, NC 27215
Suite 2300
Raleigh, NC 27601

Common Stock Information
------------------------

The Company's stock began trading on June 21, 1999. As of March 9, 2001 there were 1,608,083 shares of common stock outstanding. The Company's common stock is quoted on NASDAQ under the symbol "FCFN". The following table reflects the stock trading activity and dividens per share for the years ended December 31, 2000 and 1999.

For the year ended December 31, 2000

                                                                    Stock price (1)
                                                       ---------------------------------------
                                                                                     Dividends
                                                          High           Low         Per Share
                                                       ---------------------------------------
   First quarter ended March 31, 2000                   $16.625        $15.7500        $0.1500

   Second quarter ended June 30, 2000                   $17.4375       $15.3750        $0.0825

   Third quarter ended September 30, 2000               $18.1250       $16.8125        $0.0000

   Fourth quarter ended December 31, 2000               $19.0000       $17.3750        $0.0900

   For the year ended December 31, 1999

                                                                     Stock price (1)
                                                        ----------------------------------------
                                                                                       Dividends
                                                          High            Low          Per Share
                                                        ----------------------------------------
   Second quarter ended June 30, 1999                   $17.0000        $16.3125        $0.0000

   Third quarter ended September 30, 1999               $17.6875        $16.1250        $0.0000

   Fourth quarter ended December 31, 1999               $17.1250        $16.3125        $0.0000

(1) This represents the high and low bid quotations on the NASDAQ National Market for the dates indicated. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not reflect actual sales transactions.

                                  Disclaimer

           This annual report has not been reviewed or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.